Exhibit 99.1

INDEX TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS

Page
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	F-2

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017

CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS OF DECEMBER 31, 2019, 2018, 2017 AND JANUARY 1, 2017	F-3
CONSOLIDATED STATEMENT OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017	F-4
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017	F-5
CONSOLIDATED STATEMENT OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2019, 2018 AND 2017	F-6
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	F-7

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Navios South American Logistics Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial position of Navios South American Logistics Inc. and its subsidiaries (the “Company”) as of December 31, 2019, 2018 and 2017 and January 1, 2017, and the related consolidated statements of income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, 2018 and 2017 and January 1, 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICE WATERHOUSE & Co. S.R.L.

By:	/s/ Eduardo Alfredo Loiácono (Partner)
Eduardo Alfredo Loiácono

Buenos Aires, Argentina
January 19, 2021.

We have served as the Company’s auditor since 2009.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Expressed in thousands of U.S. dollars—except share data)

	Notes	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
ASSETS
Non-current assets
Tangible assets	11	543,868	570,832	545,625	397,711
Assets under construction	11	4,504	—	36,849	136,891
Intangible assets	12	158,607	161,380	164,104	167,647
Right-of-use assets	20	8,054	8,621	8,953	42,065
Net investment in the lease	20	375	428	500	—
Deferred tax assets	9	785	1,318	1,589	1,848
Intercompany receivable loan from parent (related party), net	21	68,966	—	—	—
Other assets	13	10,391	3,644	769	1,898

Total non-current assets		795,550	746,223	758,389	748,060

Current Assets
Inventories		6,829	4,575	8,257	7,815
Trade receivables	14	30,703	27,872	25,148	32,643
Contract assets	5	67	502	578	270
Prepayments and other assets	16	5,518	17,512	6,183	12,692
Cash and cash equivalents	15	45,605	76,472	79,888	65,182
Financial assets at amortized cost (related party)	21	3,349	—	—	—
Net Investment in the lease	20	96	174	318	—

Total current assets		92,167	127,107	120,372	118,602

Total Assets		887,717	873,330	878,761	866,662

EQUITY and LIABILITIES
Equity
Issued capital	17	20	20	20	20
Share premium		233,441	233,441	233,441	303,441
Retained earnings		82,543	52,389	43,979	40,745

Total equity		316,004	285,850	277,440	344,206

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings	18	502,714	515,608	522,781	421,597
Lease liabilities	20	7,251	7,671	7,839	23,323
Provisions	23	416	508	2,804	2,714
Deferred tax liabilities	9	8,275	8,487	9,108	13,041
Income tax payable		109	205	466	435
Other non-current liabilities		309	286	421	544

Total non-current liabilities		519,074	532,765	543,419	461,654

Current liabilities
Trade and other payables	19	36,362	36,745	43,964	47,406
Contract liabilities	5	2,762	2,083	2,664	2,982
Interest-bearing loans and borrowings	18	12,215	14,579	9,965	6,351
Lease liabilities	20	1,300	1,308	1,309	4,063

Total current liabilities		52,639	54,715	57,902	60,802

Total liabilities		571,713	587,480	601,321	522,456

Total equity and liabilities		887,717	873,330	878,761	866,662

The accompanying notes on pages F-10 to F-84 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF INCOME

(Expressed in thousands of U.S. dollars—except share data)

	Notes	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Revenue	5	227,209	206,290	209,668
Cost of sales	6	(137,124)	(147,609)	(160,408)

Gross profit		90,085	58,681	49,260
Administrative expenses	7	(17,752)	(15,776)	(17,081)
Other operating income	10	2,562	12,040	3,862
Other operating expenses	10	(6,683)	(6,421)	(6,070)
Allowance for expected credit losses on financial assets	14	(341)	(76)	(569)

Operating profit		67,871	48,448	29,402
Finance income	8	4,579	517	238
Finance costs	8	(41,185)	(40,337)	(29,062)
Foreign exchange differences	8	(1,596)	(1,355)	(726)
Other income		1,084	—	—

Profit/(Loss) before tax		30,753	7,273	(148)
Income tax (expense)/income	9	(599)	1,137	3,382

Profit for the year		30,154	8,410	3,234

The accompanying notes on pages F-10 to F-84 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars—except share data)

	Issued capital	Share premium	Retained earnings	Total Equity
Balance as at January 1, 2017	20	303,441	40,745	344,206
Profit for the period	—	—	3,234	3,234
Dividends	—	(70,000)	—	(70,000)

Balance as at December 31, 2017	20	233,441	43,979	277,440

Profit for the period	—	—	8,410	8,410

Balance as at December 31, 2018	20	233,441	52,389	285,850

Profit for the period	—	—	30,154	30,154

Balance as at December 31, 2019	20	233,441	82,543	316,004

The accompanying notes on pages F-10 to F-84 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
Operating activities
Profit/(loss) before tax		30,753	7,273	(148)
Adjustments to reconcile profit/(loss) before tax to net cash flows:
Impairment losses	11	2,569	—	—
Depreciation of tangible assets	11	31,774	33,903	29,953
Amortization and impairment of intangible assets	12	2,773	2,724	3,543
Gain on disposal of tangible assets		—	(28)	(1,064)
Amortization of right-of-use assets	20	792	803	1,861
Mark-to-market debt security investment		(908)	—	—
Gain on debt security investment disposal		(176)	—	—
Movements in provisions	14,23	249	(2,220)	659
Finance income	8	(4,579)	(517)	(238)
Finance costs	8	41,185	40,337	29,062
(Increase)/Decrease in other non-current assets		(6,747)	(2,876)	1,166
Increase/(Decrease) in other non-current liabilities		23	(135)	(159)
Working capital adjustments:
(Increase)/Decrease in trade receivables		(2,723)	(2,724)	6,660
Decrease in restricted cash		—	—	2,900
(Increase)/Decrease in inventories		(2,254)	3,682	(442)
Increase/(Decrease) in trade and other payables and contract liabilities		174	(7,607)	(6,648)
Decrease/(Increase) in prepayments and other assets		13,193	(11,329)	3,609
Interest received		1,052	517	238
Interest paid		(38,919)	(37,793)	(26,717)
Income tax paid		(96)	(261)	31
Net cash flows from operating activities		68,135	23,749	44,266
Investing activities
Acquisition of tangible assets	11	(8,577)	(9,256)	(13,619)
Acquisition of assets under construction	11	(4,504)	(12,572)	(36,589)
Loan to parent Company, net of deferred interest income (related party)	21	(68,795)	—	—
Investments in debt securities (related party)	21	(17,642)	—	—
Disposal of debt securities (related party)	21	18,726	—	—
Proceeds from net investment in the lease		150	233	200
Net cash flows used in investing activities		(80,642)	(21,595)	(50,008)
Financing activities
Payment of principal portion of lease liabilities	20	(653)	(642)	(13,082)
Proceeds from Term Loan B Facility, net of deferred finance costs and discount	18	—	—	95,487
Proceeds from notes payable	18	—	—	709
Proceeds from long term debt, net of deferred finance costs	18	—	6,919	13,893
Repayment of long-term debt and payment of principal	18	(13,403)	(7,607)	(2,519)
Repayment of notes payable	18	(4,304)	(4,240)	(4,040)
Dividends paid		—	—	(70,000)
Net cash flows (used in)/from financing activities		(18,360)	(5,570)	20,448
Net (decrease)/increase in cash and cash equivalents		(30,867)	(3,416)	14,706
Cash and cash equivalents at January 1		76,472	79,888	65,182
Cash and cash equivalents at December 31		45,605	76,472	79,888
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Non-cash investing and financing activities:
Revaluation of right-of-use assets due to termination of lease obligation		—	—	5,243
Transfers from assets under construction		—	49,421	137,357
Acquisition of tangible assets		—	(512)	(843)
Assets under construction		—	—	(726)
Transfers to other non-current assets		—	(26)	—

The accompanying notes on pages F-10 to F-84 are an integral part of these consolidated financial statements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 1: Corporate Information

Navios South American Logistics Inc. (“Navios Logistics” or the “Company”) was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of December 31, 2019, Navios Maritime Holdings Inc. (“Navios Holdings”) owned 63.8% of Navios Logistics’ stock.

Note 2: Significant Accounting Polices

(a) Basis of Preparation

The consolidated financial statements of Navios Logistics have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

For all periods up to and including the year ended December 31, 2019, the Company prepared its financial statements in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). These financial statements for the year ended December 31, 2019 are the first the Company has prepared in accordance with IFRS. Refer to Note 3 for information on how the Company adopted IFRS.

The consolidated financial statements have been prepared on a historical cost basis, except where fair value accounting is specifically required by IFRS, as explained in the accounting policies below. The consolidated financial statements are presented in U.S. dollars which is also the currency of the Company’s primary economic environment and the functional currency of the major and majority of the Company’s subsidiaries. All values are rounded to the nearest thousand (U.S.D. 000), except when otherwise indicated.

(b) Going concern

In considering whether it is appropriate to prepare the financial statements on a going concern basis, management has reviewed the Company’s future cash requirements, covenant compliance and earnings projections. As of December 31, 2019, the Company’s current assets totaled $92,167, while current liabilities totaled $52,639, resulting in a positive working capital position of $39,528.

Management anticipates that the Company’s primary sources of funds will be available cash, cash from operations and borrowings under existing and new loan agreements. Management believes that these sources of funds will be sufficient for the Company to meet its liquidity needs and comply with its banking covenants for at least twelve months from the end of the reporting period and therefore it is appropriate to prepare the financial statements on a going concern basis.

On January 19, 2021, the financial statements were authorized on behalf of Navios Logistics’ board of directors for issuance and filing.

The principal accounting policies are set out below.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(c) Basis of Consolidation

The consolidated financial statements comprise the financial statements of Navios Logistics and its subsidiaries. Control is achieved when the Company is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Specifically, the Company controls an investee if, and only if, has:

•	Power over the investee;

•	Exposure, or rights, to variable returns from its involvement with the investee; and

•	The ability to use its power over the investee to affect its returns

Generally, there is a presumption that a majority of voting rights results in control. To support this presumption and when the Company has less than a majority of the voting or similar rights of an investee, the Company considers all relevant facts and circumstances in assessing whether it has power over an investee, including:

•	The contractual arrangement(s) with the other vote holders of the investee

•	Rights arising from other contractual arrangements

•	The Company’s voting rights and potential voting rights

The Company re-assesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control. Consolidation of a subsidiary begins when the Company obtains control over the subsidiary and ceases when the Company loses control of the subsidiary. Assets, liabilities, income and expenses of a subsidiary acquired or disposed of during the year are included in the consolidated financial statements from the date the Company gains control until the date the Company ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income (OCI) are attributed to the equity holders of the parent of the Company and to the non-controlling interests, even if this results in the non-controlling interests having a deficit balance. When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Company’s accounting policies. All intra-group assets and liabilities, equity, income, expenses and cash flows relating to transactions between members of the Company are eliminated in full on consolidation.

A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. The carrying amounts of the Company’s interests and the non-controlling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Company.

If the Company loses control over a subsidiary, it derecognizes the related assets (including goodwill), liabilities, non-controlling interest and other components of equity, while any resultant gain or loss is recognized in profit or loss. Any investment retained is recognized at fair value.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Non-controlling interests in subsidiaries are identified separately from the Company’s equity therein. The interests of non-controlling shareholders may be initially measured either at fair value or at the non-controlling interests’ proportionate share of the fair value of the acquiree’s identifiable net assets. The choice of measurement basis is made on an acquisition-by-acquisition basis. Subsequent to acquisition, the carrying amount of non-controlling interests is the amount of those interests at initial recognition plus the non-controlling interests’ share of subsequent changes in equity.

For the reported years presented in these consolidated financial statements, no significant non-controlling interest exists.

Subsidiaries Included in the Consolidation:

The consolidated financial statements of the Company include:

	Country of		Percentage of	Statement of income
Company Name	Incorporation	Nature	Ownership	2019	2018	2017
Corporacion Navios S.A.	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Energias Renovables del Sur S.A.	Uruguay	Land Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Nauticler S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania Naviera Horamar S.A.	Argentina	Vessel- Operating Management Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Compania de Transporte Fluvial International S.A.	Uruguay	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ponte Rio S.A.	Uruguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Tankers Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Navigation Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS Shipping Ltd. Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
HS South Inc.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrovia Internacional S.A.	Uruguay	Land-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Mercopar S.A.	Paraguay	Operating/Barge- Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Petrolera San Antonio S.A.	Paraguay	Port Facility-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Stability Oceanways S.A.	Panama	Barge and Pushboat- Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Hidronave South American Logistics S.A.	Brazil	Pushboat-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Horamar do Brasil Navegação Ltda	Brazil	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navarra Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Pelayo Shipping Corporation	Marshall Is.	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Navios Logistics Finance (U.S.) Inc.	Delaware	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Varena Maritime Services S.A.	Panama	Barge and Pushboat-Owning Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Honey Bunkering S.A.	Panama	Tanker-Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Naviera Alto Parana S.A.	Paraguay	Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Edolmix S.A.	Uruguay	Port- Terminal Rights Owning Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Cartisur S.A.	Uruguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
NP Trading S.A.	British Virgin Islands	Sub-Holding Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Ruswe International S.A.	Uruguay	Barge-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Delta Naval Trade S.A.	Panama	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Terra Norte Group S.A.	Paraguay	Non-Operating Company	100%	1/1-12/31	1/1-12/31	1/1-12/31
Corporacion Navios Granos S.A.(1)	Uruguay	Port-Facility Owning Company	100%	1/1-12/31	11/30-12/31	—
Docas Fluvial do Porto Murtinho S.A.(1)	Brazil	Land Owning Company	95%	1/1-12/31	11/12-12/31	—
Siriande S.A.(2)	Uruguay	Non-Operating Company	100%	9/16-12/31	—	—

(1)	These companies were established during the year ended December 31, 2018.
(2)	This company was established during the year ended December 31, 2019.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(d) Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, which is measured at acquisition date fair value, and the amount of any non-controlling interests in the acquiree. For each business combination, the Company elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets. Acquisition-related costs are expensed as incurred and included in administrative expenses.

When the Company acquires a business, it assesses the financial assets and liabilities assumed for appropriate classification and designation in accordance with the contractual terms, economic circumstances and pertinent conditions as at the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Any contingent consideration to be transferred by the acquirer will be recognized at fair value at the acquisition date. Contingent consideration classified as equity is not remeasured and its subsequent settlement is accounted for within equity. Contingent consideration classified as an asset or liability that is a financial instrument and within the scope of IFRS 9 Financial Instruments, is measured at fair value with the changes in fair value recognized in the statement of profit or loss in accordance with IFRS 9. Other contingent consideration that is not within the scope of IFRS 9 is measured at fair value at each reporting date with changes in fair value recognized in profit or loss.

Business combinations involving entities under common control are excluded from the scope of IFRS 3 provided that they are controlled by the same party both before and after the business combination. These transactions are accounted for on a pooling of interests basis. The financial position, financial performance and cash flows of the combined Company are brought together as if the companies had always been a single entity.

The Company initiates and performs a review of all acquisition transactions during each period to consider the transaction to be either a business combination or an asset acquisition in accordance with IFRS 3. When the acquisition is not a business combination by its nature, the Company identifies and recognizes the individual identifiable assets acquired (including those assets that meet the definition of, and recognition criteria for, intangible assets in IAS 38 “Intangible Assets”) and liabilities assumed. The cost of the Company is allocated to the individual identifiable assets and liabilities on the basis of their relative fair values at the date of purchase. Such a transaction or event does not give rise to goodwill. Consistent with shipping industry practice, the acquisition of a vessel (whether acquired with or without charter) is treated as the acquisition of an asset rather than a business, because vessels are acquired without related business processes.

Goodwill is initially measured at cost (being the excess of the aggregate of the consideration transferred and the amount recognized for non-controlling interests and any previous interest held over the net identifiable assets acquired and liabilities assumed). If the fair value of the net assets acquired is in excess of the aggregate consideration transferred, the Company re-assesses whether it has correctly identified all of the assets acquired and all of the liabilities assumed and reviews the procedures used to measure the amounts to be recognized at the acquisition date. If the reassessment still results in an excess of the fair value of net assets acquired over the aggregate consideration transferred, then the gain is recognized in profit or loss.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Company’s cash-generating units that are expected to benefit from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Where goodwill has been allocated to a cash-generating unit (“CGU”), or group of cash-generating units, and part of the operation within that unit is disposed of, the goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed in these circumstances is measured based on the relative values of the disposed operation and the portion of the cash-generating unit retained. The Company considers each of the below as a separate CGU:

•	The barge segment

•	Each of the eight vessels of the Company’s cabotage fleet

•	Each port terminal of the Company’s business (grain, iron ore and liquid port terminals)

Impairment is determined for goodwill by assessing the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.

The recoverable amount is the higher of an asset’s fair value less cost of disposal and ‘‘value in use’’. The fair value less cost of disposal is the amount obtainable from the sale of an asset in an arm’s length transaction less the costs of disposal, while ‘‘value in use’’ is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life. Recoverable amounts are estimated for individual assets or, if it is not possible, for the cash-generating unit.

The fair value for goodwill impairment testing was estimated using the expected present value of future cash flows, using judgments and assumptions that management believes were appropriate in the circumstances, see Note 2(y). The significant factors and assumptions the Company used in its discounted cash flow analysis included: EBITDA, the discount rate used to calculate the present value of future cash flows and future capital expenditures. EBITDA assumptions including revenue assumptions, general and administrative expense growth assumptions, and direct vessel expenses growth assumptions. The future cash flows from operations were determined principally by combining revenues from existing contracts and estimated revenues based on the historical performance of each segment, including utilization rates and actual storage capacity. A weighted average cost of capital (“WACC”) was used to discount future estimated cash flows to their present values. The WACC was based on externally observable data regarding risk free rates, risk premiums and systematic risk and on the Company’s cost of equity and debt and its capital structure.

These assumptions could be adversely impacted by the current uncertainty surrounding global market conditions, as well as the competitive environment in which we operate.

As of December 31, 2019, 2018 and 2017 and January 1, 2017, the fair value of the reporting units was in significant excess of their carrying values.

No impairment loss was recognized for any of the periods presented.

(e) Segment Reporting

Operating segments, as defined, are components of an enterprise for which separate financial information is available that is evaluated regularly by the chief operating decision makers in deciding how to allocate resources and in assessing performance. Based on the Company’s methods of internal reporting and management structure, the Company has three reportable segments: Port Terminal Business, Cabotage Business and Barge Business. For additional information, please see Note 4.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(f) Current versus non-current classification

The Company presents assets and liabilities in the statement of financial position based on current/ non-current classification. An asset is current when it is:

•	Expected to be realized or intended to be sold or consumed in the normal operating cycle

•	Held primarily for the purpose of trading

•	Expected to be realized within twelve months after the reporting period, or

•	Cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

A liability is current when:

•	It is expected to be settled in the normal operating cycle

•	It is held primarily for the purpose of trading

•	It is due to be settled within twelve months after the reporting period, or

•	There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

The terms of the liability that could, at the option of the counterparty, result in its settlement by the issue of equity instruments do not affect its classification.

The Company classifies all other liabilities as non-current.

Deferred tax assets and liabilities are classified as non-current assets and liabilities

(g) Revenue

The Company is in the business of providing services with regards to contracts of affreightment (“COA”)/voyage contracts, time charter and bareboat charter arrangements and port terminals operations. Revenue from contracts with customers is recognized when control of the goods or services is transferred to the customer at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. The Company has generally concluded that it is the principal in its revenue arrangements because it typically controls the goods or services before transferring them to the customer.

Revenue from contracts of COA/voyage contracts are earned for the carriage of cargo on behalf of the charterer, in the spot market and on contracts of affreightment, from one or more locations of cargo loading to one or more locations of cargo discharge in return for payment of an agreed upon freight rate per ton of cargo plus reimbursement of expenses incurred to the extent that these expenses are not included in the freight rate per ton of cargo. Freight contracts contain conditions regarding the amount of time available for loading and discharging of the vessel. If these conditions are

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

breached the Company is compensated for the additional time incurred in the form of demurrage revenue. Demurrage is a variable consideration which is recognized when it is highly probable that a significant reversal of this revenue will not occur, over the remaining time of the voyage. In applying its revenue recognition method, management believes that satisfaction of a performance obligation for a voyage charter begins when the vessel arrives at the loading port and ends at the time the discharge of cargo is completed at the discharge port (load to discharge, which is when the contract with the customer expires). The Company uses the output method for measuring the progress towards satisfaction of a performance obligation, i.e. voyage revenue is recognized pro-rata based on time elapsed from loading to the expected date of completion of the discharge.

Revenues from time charters and bareboat charter arrangements are earned for exclusive use of the services of the vessel and the crew by the charterer for an agreed period of time. Revenues from time charters comprise a lease component and a service component. The revenues allocated to the lease component are accounted for as leases and are recognized on a straight line basis over the rental periods of such charters, as service is performed. The time-charter revenue is allocated to the service component based on the relative fair value of the component, which is estimated with a reference to a “cost-plus” methodology and reflects crew costs, technical maintenance and stores of a vessel with operating expenses escalation, and fees for ad hoc additional services. The service component in a time-charter usually includes a single performance obligation, where the charterer simultaneously receives and consumes the benefits over the time-charter period. Any contractual rate changes over the contract term, to the extent they relate to the firm period of the contract, are taken into account when calculating the daily hire rate. Revenues from time charters received in the period and relating to subsequent periods are deferred and recognized separately as either deferred lease revenue in payables and other liabilities, to the extent they relate to the lease component of the hire received, or as contract liabilities, to the extent that they relate to the service component of the hire received.

Revenues from dry port terminals operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or stockpiles for temporary storage and then loading the oceangoing vessels. Revenues are recognized upon completion of loading the oceangoing vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the oceangoing vessel.

Revenues from the liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then load the trucks. Revenues from sales of products are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations are recognized ratably over the storage period and ends when the product is loaded onto the trucks.

Variable consideration

If the consideration in a contract includes a variable amount, the Company estimates the amount of consideration to which it will be entitled in exchange for providing services to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

consideration is subsequently resolved. Company provides retrospective volume rebates to certain customers once the quantity of cargo transshipped during the period exceeds the threshold specified in the contract.

The Company applies either the most likely amount method or the expected value method to estimate the variable consideration in the contract. The selected method that best predicts the amount of variable consideration is primarily driven by the number of volume thresholds contained in the contract. The most likely amount is used for those contracts with a single volume threshold, while the expected value method is used for those with more than one volume threshold. The Company then applies the requirements on constraining estimates of variable consideration in order to determine the amount of variable consideration that can be included in the transaction price and recognized as revenue.

Turnover tax

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to taxes levied on gross revenues, or turnover. Rates differ depending on the jurisdiction where revenues are earned for tax purposes. Average rates were approximately 2.0% for the year ended December 31, 2019 (3.0% for 2018 and 5.0% for 2017). Turnover taxes are recorded net of revenue in the consolidated statements of income and amounted to $1,062 for the year ended December 31, 2019 ($1,343 in 2018 and $2,948 in 2017).

Significant financing components

Generally, the Company receives short-term advances from its customers. Using the practical expedient in IFRS 15, the Company does not adjust the promised amount of consideration for the effects of a significant financing component if it expects, at contract inception, that the period between the transfer of the promised good or service to the customer and when the customer pays for that good or service will be one year or less.

Non-cash consideration

All contracts with customers include provision for cash consideration.

Contract balances

(i) Trade receivables

A receivable is recognized if an amount of consideration that is unconditional is due from the customer

(i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in Note 2(s).

(ii) Contract assets

A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If the Company performs, by transferring goods or services to a customer, before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(iii) Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the Company has received consideration (or an amount of consideration, which is unconditional, is due) from the customer. If a customer pays consideration before the Company transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when the Company performs under the contract.

(iv) Cost to obtain or fulfil a contract

Costs to fulfil a contract, including voyage and time charter or bareboat charter arrangements (i.e. crew costs, repair and maintenance, insurance costs, port costs, canal tolls, bunkers), from load port to discharge, are recognized in line with satisfaction of the related performance obligation. Full provision is made for any losses expected on contacts with customers in progress at the end of the financial reporting period. Costs to fulfil a contract are included in “Cost of sales” line of consolidated statement of income.

(h) Other operating income and operating expenses

Other operating income and other operating expenses comprise income and directly related expenses from non-core operating related activities, including income recorded from insurance claims, gain on sale of assets and taxes other than income taxes and turnover taxes.

(i) Finance income and expense

Bank and other interest receivable is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial asset to that asset’s net carrying amount. Dividend income is recognized when the right to receive payment is established.

Finance expense and other borrowing costs are recognized on an accrual basis.

For all financial instruments measured at amortized cost, finance income or expense is calculated using the effective interest rate (EIR) method. EIR is the rate that discounts the estimated future cash payments or receipts through the expected life of the financial instrument or a shorter period, where appropriate, to the net carrying amount of the financial asset or liability. Finance income is included in finance income and finance expense is included in finance costs in the statement of profit or loss and other comprehensive income, respectively.

(j) Income Taxes

Income tax expense represents the sum of the current tax and deferred tax.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted at the reporting date in the countries where the Company operates and generates taxable income.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Current income tax relating to items recognized directly in equity is recognized in equity and not in the statement of profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred tax

Deferred tax is provided using the liability method on temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes at the reporting date.

Deferred tax liabilities are recognized for all taxable temporary differences, except:

•

When the deferred tax liability arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of taxable temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Deferred tax assets are recognized for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized, except:

•

When the deferred tax asset relating to the deductible temporary difference arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss

•

In respect of deductible temporary differences associated with investments in subsidiaries, associates and interests in joint arrangements, deferred tax assets are recognized only to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available, against which the temporary differences can be utilized.

The carrying amount of deferred tax assets is reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilized. Unrecognized deferred tax assets are re-assessed at each reporting date and are recognized to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date. On December 23, 2019, the Argentine government enacted the Law 27,541, which made changes to the income tax law in Argentina. The new law modifies the rates for income taxes applicable for the fiscal years beginning on January 1, 2020 and 2021. In measuring its income tax assets and liabilities, the Company used the rate that is expected to be enacted at the time of the reversal of the asset or liability in the calculation of the deferred tax for the items related to Argentina. An income tax rate of 30% was applied on temporary differences, whose reversal is expected to occur in 2020 and 2021, and a rate of 25% on temporary differences remaining thereafter. Due to these changes in the rate of the income tax, the Company has recorded an income tax income of $2,837 during the year ended December 31, 2017, and an income tax expense of $208 during the year ended December 31, 2019, within the caption “Income tax (expense)/income” in the consolidated statements of income.”

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deferred tax relating to items recognized outside profit or loss is recognized outside profit or loss. Deferred tax items are recognized in correlation to the underlying transaction either in OCI or directly in equity.

Tax benefits acquired as part of a business combination, but not satisfying the criteria for separate recognition at that date, are recognized subsequently if new information about facts and circumstances arises. The adjustment is either treated as a reduction in goodwill (as long as it does not exceed goodwill) if it was incurred during the measurement period or recognized in profit or loss.

Deferred tax assets and liabilities are not recognized if the temporary difference arises from the initial recognition of goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. However, where an asset and a liability are recognized at the same time, temporary differences are recognized to the extent that the transaction gives rise to equal amounts of deferred tax assets and liabilities.

A deferred tax liability is recognized on unremitted earnings of subsidiaries to the extent that it is probable that the temporary tax difference arising on dividend distribution out of unremitted earnings will reverse in the foreseeable future. Deferred tax liabilities are not recognized for taxable temporary differences arising on investments in subsidiaries when the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

The Company offsets deferred tax assets and deferred tax liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered.

Current and deferred tax for the period

Current and deferred tax are recognized as an expense or income in profit or loss, except when they relate to items recognized in other comprehensive income or directly in equity, in which case the current and deferred tax is also recognized in other comprehensive income or directly in equity respectively. Where current tax or deferred tax arise from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.

The Company is a Marshall Islands corporation. The Company believes that substantially all of its operations are exempt from income taxes in the Marshall Islands. The Company’s subsidiaries are, however, subject to income taxes in some of the countries in which they operate, mainly Argentina, Brazil and Paraguay. The Company’s operations in Uruguay and Panama are exempt from income taxes. As per the tax laws of the countries in which the Company operates that are subject to income taxes, the provisions for income taxes have been computed on a separate return basis (i.e., the Company does not prepare a consolidated income tax return). All income tax payments are made by the subsidiaries as required by the respective tax laws.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Tax regimes in which company operates

Argentinian companies have open tax years ranging from 2013 and onwards and Paraguayan and Brazilian companies have open tax years ranging from 2015 and onwards. The Company is generally not able to reliably estimate the ultimate settlement amounts until the close of an audit. The Company classifies interest and penalties, related to income taxes in the consolidated statements of income under income taxes.

Minimum presumed income tax (“MPIT”):

Under the tax laws of Argentina, the Company’s subsidiary in that country is subject to a minimum presumed income tax, or MPIT. This tax is supplementary to income tax. The tax is calculated by applying the effective tax rate of 1% on the tax basis of certain assets. The subsidiaries’ tax liabilities will be the higher of income tax or MPIT. However, if the MPIT exceeds income tax during any fiscal year, such excess may be computed as a prepayment of any income tax excess over the MPIT that may arise in the next ten fiscal years. The Company has recorded as other non-current asset a total amount of $102, which was set-off with taxes payable, as of December 31, 2019 ($162 in 2018) in relation to MPIT which will be prescribed in 2028.

Through General Instruction N° 2/2017 of the Administración Federal de Ingresos Publicos (“AFIP”) in Argentina, the organization has instructed its legal areas to respect the criteria set by the Supreme Court of Justice of the Nation. This criteria states that there is no minimum profit presumed when a company has recorded losses in the accounting balances and losses tax carry forward in the income tax presentation in the fiscal period. As a consequence of this measure, the Argentine subsidiary of the Company has not determined a tax on minimum presumed income (or advances) for the 2018 fiscal year. Following the tax reform voted by the Argentinian Parliament in December 2017 and the subsequent resolution in-force since May 2018, this tax does not apply as of the fiscal year 2019.

Uncertain tax positions

At any point in time, the Company may have tax audits underway at various stages of completion. The Company evaluates the tax positions and establishes liabilities for uncertain tax positions that may be challenged by local authorities and may not be fully sustained, despite the Company’s belief that the underlying tax positions are fully supportable. Uncertain tax positions are reviewed on an ongoing basis and are adjusted in light of changing facts and circumstances, including progress of tax audits, developments in case law, and closing of statute of limitations. Such adjustments are reflected in the tax provision as appropriate. As of the December 31, 2019, 2018 and 2017 and January 1, 2017, no assets or liability exists in statement of financial position and relates to an uncertain tax position nor Company consider necessary to provide a relevant amount.

(k) Foreign currencies

The Company’s consolidated financial statements are presented in U.S. dollars, which is also the parent company’s functional currency. For each entity, the Company determines the functional currency and items included in the financial statements of each entity are measured using that functional currency. The Company uses the direct method of consolidation and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.

i) Transactions and balances

Transactions in foreign currencies are initially recorded by the Company’s entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

In determining the spot exchange rate to use on initial recognition of the related asset, expense or income (or part of it) on the derecognition of a non-monetary asset or non-monetary liability relating to advance consideration, the date of the transaction is the date on which the Company initially recognizes the non-monetary asset or non-monetary liability arising from the advance consideration. If there are multiple payments or receipts in advance, the Company determines the transaction date for each payment or receipt of advance consideration.

ii) Group companies

The Company’s and its subsidiaries’ functional currency and reporting currency is the U.S. dollar. The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinian pesos, Brazilian reais and Paraguayan guaranies. However, all of the subsidiaries’ primary cash flows are U.S. dollar-denominated. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized in the consolidated statement of income.

iii) Exchange rates

For the purposes of these consolidated financial statements, the exchange rates used are as follows:

Exchange rates	2019 closing	2019 average	2018 closing	2018 average	2017 closing	2017 average	2017 opening
Uruguay pesos	37.34	35.29	32.39	30.74	28.81	28.68	29.34
Argentina pesos	59.89	48.28	37.70	28.13	18.65	16.57	15.89
Paraguay guarani	6,463.95	6,247.28	5,960.94	5,740.50	5,600.98	5,623.84	5,774.63
Brazilian reais	4.03	3.94	3.87	3.65	3.31	3.19	3.26

The foreign currency exchange losses recognized in the consolidated statements of income for each of the years ended December 31, 2019, 2018 and 2017 were $1,596, $1,355 and $726, respectively.

(l) Deferred financing costs

Commitment, arrangement, structuring, legal and agency fees incurred for obtaining new loans or refinancing existing facilities are recorded as deferred loan issuance costs and classified contra to debt, while the fees incurred for the undrawn facilities are classified under non-current assets in the statement of financial position and are reclassified contra to debt on the drawdown dates. All of the above deferred financing costs are considered as directly attributable cost to debt facilities.

Deferred financing costs are deferred and amortized to financial costs over the term of the relevant loan, using the effective interest method. When the relevant loan is terminated or extinguished, the unamortized loan fees are written-off in the consolidated statement of profit or loss.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(m) Dividends

The Company recognizes a liability to pay a dividend when the distribution is authorized and the distribution is no longer at the discretion of the Company. As per the corporate laws of the Marshall islands, a distribution is authorized when it is approved by the board of directors. A corresponding amount is recognized directly in equity.

(n) Tangible assets

Barges, Pushboats and Other Vessels

The Company’s tangible assets are stated in the statement of financial position at cost less accumulated depreciation and any accumulated impairment loss.

Barges, pushboats and other vessels acquired as part of a business combination are recorded at fair value on the date of acquisition and if acquired as an asset acquisition are recorded at cost (including transaction costs). All other barges, pushboats and other vessels acquired are stated at cost, which consists of the contract price, borrowing cost and any material expenses incurred upon acquisition (improvements and delivery expenses). Subsequent expenditures for major improvements and upgrading are capitalized, provided they appreciably extend the life, increase the earning capacity or improve the efficiency or safety of the assets. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of the sale or retirement and any gain or loss is included in the accompanying consolidated statements of income. We also capitalize interest on long-term construction projects.

Expenditures for routine maintenance and repairs are expensed as incurred.

The cost of barges, pushboats and other vessels is split into two components, a “barges, pushboats and other vessels component” and a “dry-docking component.” Depreciation for the vessel component is calculated on a straight-line basis, after taking into account the estimated residual values, over the estimated useful life of this major component of the vessels. Residual values are based on management’s estimation about the amount that the Company would currently obtain from disposal of its vessels, after deducting the estimated costs of disposal, if the vessels were already of the age and in the condition expected at the end of their useful life. The residual value for each vessel is calculated by reference to the scrap value. Management estimates the useful life of the Company’s vessels to be between 15 and 45 years from the asset’s original construction or acquisition. However, when regulations place limitations over the ability of a vessel to trade on a worldwide basis, its useful life is re-estimated to end at the date such regulations become effective.

The scheduled drydocking and special surveys component that are carried out every five years for certain vessels and up to every six to eight years for pushboats and barges, to coincide with the renewal of the related certificates issued by the classification societies, unless a further extension is obtained under certain conditions. The costs of drydockings and special surveys are amortized over the above mentioned periods or to the next drydocking or special survey date if such has been determined. Unamortized drydocking or special survey costs of vessels, pushboats and barges sold are charged against income in the year the vessel, pushboat or barge is sold. Costs capitalized as part of the drydocking or special survey consist principally of the actual costs incurred at the yard, spare parts, paints, lubricants and fuel, labor and services incurred solely during the drydocking or special survey period.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Port Terminals and Other Fixed Assets, net

Port terminals acquired as part of a business combination are recorded at fair value on the date of acquisition. All other port terminals and other fixed assets are stated at cost and are depreciated utilizing the straight-line method at rates equivalent to their estimated economic useful lives. Other fixed assets mainly consist of office equipment and cars. The cost and related accumulated depreciation of assets retired or sold are removed from the accounts at the time of sale or retirement and any gain or loss is included in the accompanying consolidated statements of income.

Useful lives of the assets are:

Dry port terminal	5 to 49 years
Oil storage, plant and port facilities for liquid cargoes	5 to 20 years
Other fixed assets	5 to 10 years

(o) Impairment of non-financial assets

At the end of each financial reporting period, the Company assesses whether there is any indication that its non-financial assets may have suffered an impairment loss. If any indication exists, the Company estimates the asset’s recoverable amount.

The assessment of whether there is an indication that an asset is impaired is made with reference to trading results, predicted trading results, market rates, technical and regulatory changes and market values. If any such indication exists, the recoverable amount of the asset or CGU is estimated in order to determine the extent of any impairment loss.

The first step in this process is the determination of the lowest level at which largely independent cash flows are generated, starting from the individual asset level. A CGU represents the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows generated from other assets or groups of assets. The Company allocates the carrying amount of a right of use asset to CGUs it serves if this can be done in a reasonable and consistent basis, and tests the CGUs for impairment including these right of use assets. In identifying whether cash inflows from an asset or group of assets are largely independent, and therefore determining the level of CGUs, the Company considers many factors including management’s trading strategies, how management makes decisions about continuing or disposing of the assets, nature and terms of contractual arrangements and actual and predicted employment of the vessels.

Based on the above, the Company has determined it has CGUs of varying sizes ranging from individual vessels to groups of pushboats and barges and port terminals.

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount is less than the carrying amount of the asset or the CGU, the asset is considered impaired and an expense is recognized equal to the amount required to reduce the carrying amount of the vessel or the CGU to its recoverable amount.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

A previously recognized impairment loss is reversed only if there has been a change in estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. If that is the case the carrying amount of the asset is increased to its recoverable amount. That increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized in prior periods. Such reversal is recognized in the income statement.

As of December 31, 2019, an impairment loss of $2,569 was recognized in the Company’s consolidated statements of income, which is further analyzed in note 11.

(p) Intangible assets

Navios Logistics’ intangible assets consist of customer relationships, trade name and port terminal operating rights.

Intangible assets resulting from acquisitions accounted for using the purchase method of accounting and are recorded at fair value as estimated based on market information.

The fair value of the trade name was determined based on the estimated amount that a company would have to pay in an arm’s length transaction in order to use that trade name. The trade name was fully amortized as of December 31, 2019. Other intangibles that are being amortized, such as the port terminal operating rights and customer relationships, would be considered impaired if their fair market value could not be recovered from the future discounted cash flows associated with the asset. The fair value of customer relationships was determined based on the “excess earnings” method, which relies upon the future cash flow generating ability of the asset. The asset is amortized under the straight line method.

When intangible assets or liabilities associated with the acquisition of a vessel are identified, they are recorded at fair value. Fair value is determined by reference to market data and the discounted amount of expected future cash flows. Where charter rates are higher than market charter rates, an asset is recorded, being the difference between the acquired charter rate and the market charter rate for an equivalent vessel. Where charter rates are less than market charter rates, a liability is recorded, being the difference between the assumed charter rate and the market charter rate for an equivalent vessel. The determination of the fair value of acquired assets and assumed liabilities requires us to make significant assumptions and estimates of many variables including market charter rates, expected future charter rates, the level of utilization of our vessels and our weighted average cost of capital. The use of different assumptions could result in a material change in the fair value of these items, which could have a material impact on our financial position and results of operations. No impairment loss was recognized for any of the periods presented.

Amortizable intangible assets are amortized under the straight-line method according to the following amortization periods:

Years
Trade name	10
Port terminal operating rights	47
Customer relationships	20

(q) Assets under construction

Assets under construction represent part of tangible assets and amounts paid by the Company in accordance with the terms of the purchase agreements for the construction of tangible assets. Assets under construction, also include pre-delivery expenses. Pre-delivery expenses represent any direct costs to bring the asset to the condition necessary (including possible relocation) for it to be capable of operating in the manner intended by

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

management. Interest costs incurred during the construction (until the asset is substantially complete and ready for its intended use) are capitalized. To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate is calculated using the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, excluding borrowings made specifically for the purpose of obtaining a qualifying asset, provided that substantially all the activities necessary to prepare that qualifying asset for its intended use or sale are complete. The amount of borrowing costs that the Company capitalizes during a period does not exceed the amount of borrowing costs incurred during that period. All other borrowing costs are recognized in the income statement in the period in which they are incurred.

(r) Leases

The Company assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Company as a lessee

The Company applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Company recognizes lease liabilities representing obligations to make lease payments and right-of-use assets representing the right to use the underlying assets. The Company has entered into lease contracts as a lessee for office rent and land lease agreements.

i) Right-of-use assets

The Company recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasured of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets, on the same basis as for other tangible assets as described in Note 2(n).

In case of vessel leases, at initial recognition, the cost of the right of use asset for the chartered in vessels includes the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term. The corresponding provision is recorded at present value of the expected cash flows of the planned drydockings and major repairs and maintenance of other components mentioned above and is remeasured at each period end. The changes in the carrying amount of the provision resulting from the remeasurement are recognized in correspondence with the relevant right of use asset.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

If ownership of the leased asset transfers to the Company at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies on impairment of non-financial assets in Note 2(o).

ii) Lease liabilities

At the commencement date of the lease, the Company recognizes lease liabilities measured at the present value of lease payments to be made over the lease term i.e. the non-cancellable period of the lease including reasonably certain to exercise extension or termination options. The lease payments include fixed payments (including in-substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Company and payments of penalties for terminating the lease, if the lease term reflects the Company exercising the option to terminate. The variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

In calculating the present value of lease payments, the Company uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

The Company’s lease liabilities are included in Lease liabilities.

Short-term leases and leases of low-value assets

The Company applies the short-term lease recognition exemption to its short-term leases of charter-in barges (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low-value assets recognition exemption to leases of office equipment that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

Company as a lessor

The Company charter-out vessels under time charter and bareboat charter arrangements (See Note 2(g)). Rental income arising is accounted for on a straight-line basis over the lease terms and is included in revenue in the statement of profit or loss due to its operating nature. Initial direct costs incurred in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized over the lease term on the same basis as rental income. Contingent rents are recognized as revenue in the period in which they are earned.

(s) Financial instruments – initial recognition and subsequent measurement

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition (See Note 2(l)). Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

Effective interest method

The effective interest method is a method of calculating the amortized cost of a financial instrument and of allocating interest over the relevant period. The effective interest rate (“EIR”) is the rate that exactly discounts estimated future cash flows through the expected life of the financial instrument, or, where appropriate, a shorter period, to its net carrying amount.

i) Financial assets

Financial assets are classified, at initial recognition, as subsequently measured at amortized cost, fair value through other comprehensive income (OCI), and fair value through profit or loss.

The classification of financial assets at initial recognition depends on the financial asset’s contractual cash flow characteristics and the Company’s business model for managing them. With the exception of trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient, the Company initially measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs. Trade receivables that do not contain a significant financing component or for which the Company has applied the practical expedient are measured at the transaction price under IFRS 15.

In order for a financial asset to be classified and measured at amortized cost or fair value through OCI, it needs to give rise to cash flows that are solely payments of principal and interest (SPPI)” on the principal amount outstanding. This assessment is referred to as the SPPI test and is performed at an instrument level. Financial assets with cash flows that are not SPPI are classified and measured at fair value through profit or loss, irrespective of the business model.

The Company’s business model for managing financial assets refers to how it manages its financial assets in order to generate cash flows. The business model determines whether cash flows will result from collecting contractual cash flows, selling the financial assets, or both. Financial assets classified and measured at amortized cost are held within a business model with the objective to hold financial assets in order to collect contractual cash flows while financial assets classified and measured at fair value through OCI are held within a business model with the objective of both holding to collect contractual cash flows and selling.

Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date, i.e., the date that the Company commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in four categories:

•	Financial assets at amortized cost (debt instruments)

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

•	Financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments)

•	Financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments)

•	Financial assets at fair value through profit or loss

The Company does not have any financial assets at fair value through OCI with recycling of cumulative gains and losses (debt instruments) or financial assets designated at fair value through OCI with no recycling of cumulative gains and losses upon derecognition (equity instruments).

Financial assets at amortized cost (debt instruments)

The Company measures financial assets at amortized cost if both of the following conditions are met:

i)	The financial asset is held within a business model with the objective to hold financial assets in order to collect contractual cash flows; and

ii)	The contractual terms of the financial asset give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

Financial assets at amortized cost are subsequently measured using the effective interest (EIR) method and are subject to impairment. Gains and losses are recognized in profit or loss when the asset is derecognized, modified or impaired.

The Company’s financial assets at amortized cost includes trade and other receivables, intercompany receivable loan from parent (related party) and net investment in the lease.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are carried in the statement of financial position at fair value with net changes in fair value recognized in the statement of profit or loss.

This category includes investments in debt security which the Company had not irrevocably elected to classify at fair value through OCI. See Note 22.

Derecognition

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is primarily derecognized (i.e., removed from the Company’s consolidated statement of financial position) when:

•	The rights to receive cash flows from the asset have expired or

•

The Company has transferred its rights to receive cash flows from the asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Company has transferred substantially all the risks and rewards of the asset, or (b) the Company has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

When the Company has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if, and to what extent, it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Company continues to recognize the transferred asset to the extent of its continuing involvement. In that case, the Company also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Company has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Company could be required to repay.

Impairment

Further disclosures relating to impairment of financial assets are also provided in the following notes:

•	Disclosures for significant assumptions. See Note 2(y).

•	Trade receivables, including contract assets. See Note 2(g).

The Company recognizes an allowance for expected credit losses (ECLs) for all debt instruments not held at fair value through profit or loss. ECLs are based on the difference between the contractual cash flows in accordance with the contract and all the cash flows that the Company expects to receive, discounted at an approximation of the original effective interest rate. The expected cash flows will include cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms.

ECLs are recognized in two stages. For credit exposures for which there has not been a significant increase in credit risk since initial recognition, ECLs are provided for credit losses that result from default events that are possible within the next 12- months (a 12-month ECL). For those credit exposures for which there has been a significant increase in credit risk since initial recognition, a loss allowance is required for credit losses expected over the remaining life of the exposure, irrespective of the timing of the default (a lifetime ECL).

For trade and other receivables and bank deposits, the Company applies a simplified approach in calculating ECLs. Therefore, the Company does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Company has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

The Company considers a financial asset in default when contractual payments exceed the agreed credit period. However, in certain cases, the Company may also consider a financial asset to be in default when internal or external information indicates that the Company is unlikely to receive the outstanding contractual amounts in full before taking into account any credit enhancements held by the Company. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

ii) Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities at fair value through profit or loss, loans and borrowings, or payables.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings and payables, net of directly attributable transaction costs.

The Company’s financial liabilities include trade and other payables, loans and borrowings.

Subsequent measurement

For purposes of subsequent measurement, financial liabilities are classified into the category “Financial liabilities at amortized cost (loans and borrowings).

Financial liabilities at amortized cost (loans and borrowings)

Interest-bearing loans and borrowings and trade payables is the category most relevant to the Company. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the EIR method. Gains and losses are recognized in profit or loss when the liabilities are derecognized as well as through the EIR amortization process.

Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the statement of profit or loss.

Derecognition or modification of financial liabilities

A liability is generally derecognized when the contract that gives rise to it is settled, eliminated, sold, cancelled or expired. Where an existing financial liability is exchanged by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as derecognition of the original liability and the recognition of a new liability. Similarly, the Company accounts for substantial modification of terms of an existing liability or part of it as an extinguishment of the original financial liability and the recognition of a new liability. It is assumed that the terms are substantially different if the discounted present value of the cash flows under the new terms, including any fees paid net of any fees received and discounted using the original effective rate is at least ten per cent different from the discounted present value of the remaining cash flows of the original financial liability. If the modification is not substantial, the difference between: (i) the carrying amount of the liability before the modification; and (ii) the present value of the cash flows after modification should be recognized in profit or loss as the modification gain or loss within other gains and losses.

iii) Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the consolidated statement of financial position if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, to realize the assets and settle the liabilities simultaneously.

Fair value measurements

The Company measures financial instruments such as the 2022 Senior Notes and the Term Loan B at fair value at each balance sheet date.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either in the principal market for the asset or liability or in the absence of a principal market, in the most advantageous market for the asset or liability.

The principal or the most advantageous market must be accessible by the Company.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Company uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

Level 1 — Quoted (unadjusted) market prices in active markets for identical assets or liabilities

Level 2 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

Level 3 — Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognized in the financial statements at fair value on a recurring basis, the Company determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

For the purpose of fair value disclosures, the Company has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy, as explained above.

Fair-value related disclosures for financial instruments and non-financial assets that are measured at fair value or where fair values are disclosed, are summarized in the following notes:

•	Disclosures for valuation methods, significant estimates and assumptions –See Note 2(y).

•	Quantitative disclosures of fair value measurement hierarchy – See Note 22.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(t) Inventories

Inventories are stated at the lower of cost or net realizable value and comprise petroleum products and other inventories such as lubricants and stock provisions on board the owned vessels and pushboats. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and the estimated costs necessary to make the sale. Cost is calculated using the first in first out method.

(u) Cash and cash equivalent

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term highly liquid deposits with a maturity of three months or less, that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

For the purpose of the consolidated statement of cash flows, cash and cash equivalents consist of cash and short-term deposits and meet the definition of cash and cash equivalent.

(v) Provisions

General

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at management’s best estimate of the expenditure required to settle the obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation, and are discounted to present value where the effect of discounting is material.

The expense relating to a provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.

Insurance Claims

When the Company expects some or all of a provision to be reimbursed, for example, under an insurance contract, the reimbursement is recognized as a separate asset, but only when the reimbursement is virtually certain.

Amounts for insurance claims are recognized when amounts are virtually certain to be received, based on the management’s judgment and estimates of independent adjusters as to the amount of the claims.

Contingent liabilities

A contingent liability recognized in a business combination is initially measured at its fair value. Subsequently, it is measured at the higher of the amount that would be recognized in accordance with the requirements for provisions above or the amount initially recognized less (when appropriate) cumulative amortization recognized in accordance with the requirements for revenue recognition.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(w) Employee benefits

(a) Severance Payments

Under certain laws and labor agreements of the countries in which the Company conducts its operations, the Company is required to make minimum severance payments to its dismissed employees without cause and employees leaving its employment in certain other circumstances. Accrual of severance costs is made if they relate to services already rendered, relate to rights that accumulate or vest, are probable of payment and are reasonably estimable. While the Company expects to make severance payments in the future, it is impossible to estimate the number of employees that will be dismissed without proper cause in the future, if any, and accordingly the Company has not recorded such liability. Instead, severance payments are expensed as incurred.

(b) Short-term paid absences

The Company recognizes the expected cost of short-term employee benefits in the form of paid absences in the case of accumulating paid absences, when the employees render service that increases their entitlement to future paid absences.

(x) Earnings per Share

Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the years presented. There are no dilutive or potentially dilutive securities, accordingly there is no difference between basic and diluted net earnings per share. See Note 24.

(y) Significant accounting judgments, estimates and assumptions

The preparation of consolidated financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses recognized in the consolidated financial statements. The Company’s management evaluates whether estimates should be made on an ongoing basis, utilizing historical experience, consultation with experts and other methods management considers reasonable in the particular circumstances. However, uncertainty about these assumptions and estimates could result in outcomes that could require a material adjustment to the carrying amount of the assets or liabilities in the future. Critical accounting judgments are those that reflect significant judgments of uncertainties and potentially result in materially different results under different assumptions and conditions.

Judgments

(a) Impairment of long lived assets

The Company assesses at each reporting date, whether indicators for impairment exist for its non-financial assets (see note 2(o)). The assessment includes both external and internal factors which include significant changes with an adverse effect in the regulatory or technological environment or evidence is available from internal reporting that indicates that the economic performance of the asset is, or will be worse than expected. If any indication exists, the Company estimates the asset’s or cash generating unit’s recoverable amount. Judgment is involved to some extent in determining whether indicators exist and also the determination of the cash generating units at which the respective assets are tested.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(b) Determination of lease term

In determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option, or not exercise a termination option. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). The following factors are normally the most relevant:

•	If there are significant penalties to terminate (or not extend), the Company is typically reasonably certain to extend (or not terminate).

•	If any leasehold improvements are expected to have a significant remaining value, the Company is typically reasonably certain to extend (or not terminate).

•	The lease term is reassessed if an option is actually exercised (or not exercised) or the Company becomes obliged to exercise (or not exercise) it.

(c) Provisions

Management uses its judgment as well as the available information from the Company legal department, in order to assess the likely outcome of these claims and if it is more likely than not that the Company will lose a claim, then a provision is recognized. Provisions for legal claims, if required, are measured at the present value of management’s best estimate of the expenditure required to settle the present obligation at the end of the reporting period (See note 23).

Estimates and assumptions

(a) Income taxes

The Company is subject to periodic audits by local tax authorities in various jurisdictions and the assessment process for determining the Company’s current and deferred tax balances is complex and involves high degree of estimation and judgment. There are some transactions and calculations for which the ultimate tax determination is uncertain. Where tax positions are not settled with the tax authorities, Company management takes into account past experience with similar cases as well as the advice of tax and legal experts in order to analyze the specific facts and circumstances, interpret the relevant tax legislation, assess other similar positions taken by the tax authorities to form a view about whether its tax treatments will be accepted by the tax authorities, or whether a provision is needed. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made.

(b) Recoverability of deferred tax assets

Deferred tax assets include certain amounts which relate to carried forward tax losses. In most cases, depending on the jurisdiction in which such tax losses have arisen, such tax losses are available for set off for a limited period of time since they are incurred. The Company makes assumptions on whether these deferred tax assets will be recoverable using the estimated future taxable income based on the approved business plans and budgets for each relevant entity.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(c) Value in use

The Company assesses, at each reporting date, whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Company estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or CGU’s fair value less costs of disposal and its value in use. The recoverable amount of a CGU is determined for impairment tests purposes based on value-in-use calculations which require the use of assumptions. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. The calculations use cash flow projections based on financial budgets approved by management. Cash flows beyond the period over which projections are available are extrapolated using estimated growth rates and historical average rates. These growth rates are consistent with forecasts included in countries or industry reports specific to the countries and segments in which each CGU operates. The key assumptions used to determine the recoverable amount for the different CGUs, or assets, including a sensitivity analysis, are disclosed and further explained in Notes 2(d) and 2(o).

(d) Provision for expected credit losses of receivables

The Company uses a provision matrix to calculate ECLs for trade receivables. The provision matrix is based on the Company’s historical credit loss experience calibrated to adjust the historical credit loss experience with forward looking information specific to the debtors and the economic environment. At each year end, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed credit losses, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. The Company’s historical credit loss experience and forecast of economic conditions may also not be representative of customer’s actual default in the future.

(e) Depreciation of tangible assets

The Company periodically assesses the useful lives of its tangible assets to determine whether the original estimated lives continue to be appropriate. To this respect, the Company may obtain technical studies and use external sources to determine the lives and values of its assets, which can vary depending on a variety of factors such as technological innovation and maintenance programs.

Impact of Standards issued but not yet effective and not early adopted

The Company has not early adopted any of the following standards, interpretations or amendments that have been issued but are not yet effective. In addition, the Company assessed all standards, interpretations and amendments issued but not yet effective, and concluded that they will not have any significant impact on the consolidated financial statements.

•	Amendment to IFRS 10 Consolidated Financial Statements and IAS 28 Investments in Associates and Joint Ventures: Sale or Contribution of Assets between an Investor and its Associate or Joint Venture

The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if these assets are housed in a subsidiary. In December 2015 the IASB postponed the effective date of this amendment indefinitely pending the outcome of its research project on the equity method of accounting.

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NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

•	Conceptual Framework in IFRS standards

The IASB issued the revised Conceptual Framework for Financial Reporting on 29 March 2018. The Conceptual Framework sets out a comprehensive set of concepts for financial reporting, standard setting, guidance for preparers in developing consistent accounting policies and assistance to others in their efforts to understand and interpret the standards. IASB also issued a separate accompanying document, Amendments to References to the Conceptual Framework in IFRS Standards, which sets out the amendments to the affected standards in order to update references to the revised Conceptual Framework. Its objective is to support the transition to the revised Conceptual Framework for companies that develop accounting policies using the Conceptual Framework when no IFRS Standard applies to a particular transaction. For preparers who develop accounting policies based on the Conceptual Framework, it is effective for annual periods beginning on or after January 1, 2020.

•	IFRS 3: Business Combinations (Amendments)

The IASB issued amendments in Definition of a Business (Amendments to IFRS 3) aimed at resolving the difficulties that arise when an entity determines whether it has acquired a business or a group of assets. The Amendments are effective for business combinations for which the acquisition date is in the first annual reporting period beginning on or after January 1, 2020 and to asset acquisitions that occur on or after the beginning of that period, with earlier application permitted.

•	IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of ‘material’ (Amendments)

The Amendments are effective for annual periods beginning on or after January 1, 2020 with earlier application permitted. The Amendments clarify the definition of material and how it should be applied. The new definition states that, ‘Information is material if omitting, misstating or obscuring it could reasonably be expected to influence decisions that the primary users of general purpose financial statements make on the basis of those financial statements, which provide financial information about a specific reporting entity’. In addition, the explanations accompanying the definition have been improved. The Amendments also ensure that the definition of material is consistent across all IFRS Standards.

•	Interest Rate Benchmark Reform—IFRS 9, IAS 39 and IFRS 7 (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2020 and must be applied retrospectively. Earlier application is permitted. In September 2019, the IASB issued amendments to IFRS 9, IAS 39 and IFRS 7, which concludes phase one of its work to respond to the effects of Interbank Offered Rates (IBOR) reform on financial reporting. Phase two will focus on issues that could affect financial reporting when an existing interest rate benchmark is replaced with a risk-free interest rate (an RFR). The amendments published, deal with issues affecting financial reporting in the period before the replacement of an existing interest rate benchmark with an alternative interest rate and address the implications for specific hedge accounting requirements in IFRS 9 Financial Instruments and IAS 39 Financial Instruments: Recognition and Measurement, which require forward-looking analysis. The amendments provided temporary relief, applicable to all hedging relationships that are directly affected by the interest rate benchmark reform, which enable hedge accounting to continue during the period of uncertainty before the replacement of an existing interest rate benchmark with an alternative nearly risk-free interest rate. There are also amendments to IFRS 7 Financial Instruments: Disclosures regarding additional disclosures around uncertainty arising from the interest rate benchmark reform.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

•	IAS 1 Presentation of Financial Statements: Classification of Liabilities as Current or Non-current (Amendments)

The amendments are effective for annual reporting periods beginning on or after January 1, 2022 with earlier application permitted. The amendments aim to promote consistency in applying the requirements by helping companies determine whether, in the statement of financial position, debt and other liabilities with an uncertain settlement date should be classified as current or non-current. The amendments affect the presentation of liabilities in the statement of financial position and do not change existing requirements around measurement or timing of recognition of any asset, liability, income or expenses, nor the information that entities disclose about those items. Also, the amendments clarify the classification requirements for debt which may be settled by the company issuing own equity instruments.

•	IFRS 3 Business Combinations; IAS 16 Property, Plant and Equipment; IAS 37 Provisions, Contingent Liabilities and Contingent Assets as well as Annual Improvements (Amendments)

The amendments are effective for annual periods beginning on or after January 1, 2022 with earlier application permitted. The IASB has issued narrow-scope amendments to the IFRS Standards as follows:

•	IFRS 3 Business Combinations (Amendments) update a reference in IFRS 3 to the Conceptual Framework for Financial Reporting without changing the accounting requirements for business combinations.

•

IAS 16 Property, Plant and Equipment (Amendments) prohibit a company from deducting from the cost of property, plant and equipment amounts received from selling items produced while the company is preparing the asset for its intended use. Instead, a company will recognize such sales proceeds and related cost in profit or loss.

•

IAS 37 Provisions, Contingent Liabilities and Contingent Assets (Amendments) specify which costs a company includes in determining the cost of fulfilling a contract for the purpose of assessing whether a contract is onerous.

•

Annual Improvements make minor amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IAS 41 Agriculture and the Illustrative Examples accompanying IFRS 16 Leases.

•	IFRS 16 Leases-COVID 19 Related Rent Concessions (Amendment)

The amendment applies, retrospectively, to annual reporting periods beginning on or after June 1, 2020. Earlier application is permitted, including in financial statements not yet authorized for issue at May 28, 2020. IASB amended the standard to provide relief to lessees from applying IFRS 16 guidance on lease modification accounting for rent concessions arising as a direct consequence of the COVID-19 pandemic. The amendment provides a practical expedient for the lessee to account for any change in lease payments resulting from the COVID-19 related rent concession the same way it would account for the change under IFRS 16, if the change was not a lease modification, only if all of the following conditions are met:

•	The change in lease payments results in revised consideration for the lease that is substantially the same as, or less than, the consideration for the lease immediately preceding the change.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

•	Any reduction in lease payments affects only payments originally due on or before June 30, 2021.

•	There is no substantive change to other terms and conditions of the lease.

Note 3: First-Time Adoption of IFRS

These financial statements as of and for the year ended December 31, 2019 are the first the Company has prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). For periods up to and including the year ended December 31, 2019, the Company prepared its financial statements in accordance with U.S. GAAP.

Accordingly, the Company has prepared consolidated financial statements that comply with IFRS applicable as at December 31, 2019, together with the comparative period data for the year ended December 31, 2018 and for the year ended December 31, 2017, as described in the summary of significant accounting policies.

In preparing the financial statements, the Company’s opening statement of financial position was prepared as at January 1, 2017, the Company’s date of transition to IFRS. This note explains the principal adjustments made by the Company in restating its U.S. GAAP financial statements, including the statement of financial position as at January 1, 2017 and the financial statements as of, and for, the year ended December 31, 2019.

Exemptions applied

The transition to IFRS is accounted for in accordance with IFRS 1 (First-time Adoption of International Financial Reporting Standards). IFRS 1 allows first-time adopters certain exemptions from the retrospective application of certain requirements under IFRS.

The Company has applied the following exemptions:

•

IFRS 3 Business Combinations has not been applied to either acquisitions of subsidiaries that are considered businesses under IFRS, or acquisitions of interests in associates and joint ventures that occurred before January 1, 2017. Use of this exemption means that the U.S. GAAP carrying amounts of assets and liabilities that are required to be recognized under IFRS are their deemed cost at the date of the transition. Assets and liabilities that do not qualify for recognition under IFRS are excluded from the opening IFRS statement of financial position. The Company did not recognize any assets or liabilities that were not recognized under the U.S. GAAP or exclude any previously recognized amounts as a result of IFRS recognition requirements.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

IFRS 1 also requires that the U.S. GAAP carrying amount of goodwill must be used in the opening IFRS statement of financial position (apart from adjustments for goodwill impairment and recognition or derecognition of intangible assets). In accordance with IFRS 1, the Company has tested goodwill for impairment at the date of transition to IFRS. There was no impairment recognized on goodwill at January 1, 2017.

•	The Company assessed all contracts existing at January 1, 2017 to determine whether a contract contains a lease based upon the conditions in place as at January 1, 2017.

•

Lease liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at January 1, 2017. Right-of-use assets were measured at the amount equal to the lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before January 1, 2017. The lease payments associated with leases for which the lease term ends within 12 months of the date of transition to IFRS and leases for which the underlying asset is of low value have been recognized as an expense on either a straight-line basis over the lease term or another systematic basis.

•

The Company has applied the transitional provisions in IAS 23 Borrowing Costs and capitalizes borrowing costs relating to all qualifying assets after the date of transition. Similarly, the Company has not restated for borrowing costs capitalized under U.S. GAAP on qualifying assets prior to the date of transition to IFRS.

•

The Company has not restated contracts that were completed before the earliest period presented. A completed contract is a contract for which the Company has transferred all of the goods or services identified in accordance with previous GAAP.

Company’s reconciliation of equity as at January 1, 2017 (date of transition to IFRS)

	As at January 1, 2017
Equity	U.S. GAAP	Reclassification	Remeasurements	IFRS
Issued capital	20	—	—	20
Share premium	—	303,441	—	303,441
Retained earnings	42,709	—	(1,964)	40,745
Additional paid-in capital	303,441	(303,441)	—	—

Total equity	346,170	—	(1,964)	344,206

Company’s reconciliation of equity as at December 31, 2019

	As at December 31, 2019
Equity	U.S. GAAP	Reclassification	Remeasurements	IFRS
Issued capital	20	—	—	20
Share premium	—	233,441	—	233,441
Retained earnings	84,815	—	(2,272)	82,543
Additional paid-in capital	233,441	(233,441)	—	—

Total equity	318,276	—	(2,272)	316,004

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of consolidated statement of financial position as at January 1, 2017

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
ASSETS
Non-current assets
Deferred dry dock and special survey costs, net		20,653	(20,653)	—	—
Tangible assets	A	—	397,846	(135)	397,711
Vessels, port terminal and other fixed assets, net		409,489	(409,489)	—	—
Assets under construction		—	136,891	—	136,891
Deposits for vessels, port terminal and other fixed assets, net		136,891	(136,891)	—	—
Intangible assets		—	167,647	—	167,647
Intangible assets other than goodwill, net		63,551	(63,551)	—	—
Goodwill		104,096	(104,096)	—	—
Right-of-use assets	D	—	32,296	9,769	42,065
Deferred tax assets	F	—	1,515	333	1,848
Other non-current assets		1,898	—	—	1,898

Total non-current assets		736,578	1,515	9,967	748,060
Current Assets
Inventories		7,815	—	—	7,815
Trade receivables		—	32,643	—	32,643
Accounts receivable, net		32,913	(32,913)	—	—
Contract assets		—	270	—	270
Prepayments and other current assets		—	12,692	—	12,692
Prepaid expenses and other current assets		9,792	(9,792)	—	—
Cash and cash equivalents		65,182	—	—	65,182
Restricted cash		2,900	(2,900)	—	—

Total current assets		118,602	—	—	118,602

Total Assets		855,180	1,515	9,967	866,662

EQUITY and LIABILITIES
Equity
Issued capital		20	—	—	20
Share premium		—	303,441	—	303,441
Retained earnings		42,709	—	(1,964)	40,745
Additional paid-in capital		303,441	(303,441)	—	—

Total equity		346,170	—	(1,964)	344,206

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Liabilities
Non-current liabilities
Interest-bearing loans and borrowings		—	421,597	—	421,597
Senior Notes		368,180	(368,180)	—	—
Notes payable—non current portion		29,915	(29,915)	—	—
Long term debt, net of current portion		23,502	(23,502)	—	—
Lease liabilities—non current portion	D	—	14,978	8,345	23,323
Capital lease obligation, net of current portion		14,978	(14,978)	—	—

Provisions	E	—	552	2,162	2,714
Deferred tax liabilities		11,526	1,515	—	13,041
Income tax payable		435	—	—	435
Other non-current liabilities		—	544	—	544
Long term liabilities		1,097	(1,097)	—	—

Total non-current liabilities		449,633	1,514	10,507	461,654

Current liabilities
Trade and other payables		29,915	17,491	—	47,406
Due to affiliate companies		54	(54)	—	—
Accrued expenses		15,901	(15,901)	—	—
Deferred income		4,517	(4,517)	—	—
Contract liabilities		—	2,982	—	2,982
Interest-bearing loans and borrowings current		—	6,351	—	6,351
Notes payable—current portion		4,532	(4,532)	—	—
Current portion of long term debt		1,819	(1,819)	—	—
Lease Liabilities—current portion	D	—	2,639	1,424	4,063
Current portion of capital lease obligation		2,639	(2,639)	—	—

Total current liabilities		59,377	1	1,424	60,802

Total liabilities		509,010	1,515	11,931	522,456

Total equity and liabilities		855,180	1,515	9,967	866,662

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of consolidated statement of financial position as at December 31, 2019

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
ASSETS
Non-current assets
Deferred dry dock and special survey costs, net	B	11,129	(11,129)	—	—
Tangible assets	A,B,C	—	546,296	(2,428)	543,868
Vessels, port terminal and other fixed assets, net		535,166	(535,166)	—	—
Assets under construction		—	4,504	—	4,504
Deposits for vessels, port terminal and other fixed assets, net		4,504	(4,504)	—	—
Intangible assets		—	158,607	—	158,607
Intangible assets other than goodwill, net		54,511	(54,511)	—	—
Goodwill		104,096	(104,096)	—	—
Right-of-use assets	D	—	—	8,054	8,054
Operating lease asset, net of current portion	D	8,852	—	(8,852)	—
Net Investment in the Lease, current portion		—	375	—	375
Note receivable, net of current portion		375	(375)	—	—
Deferred tax assets	F	—	142	643	785
Intercompany receivable loan from parent (related party), net		68,966	—	—	68,966
Other non-current assets		10,391	—	—	10,391

Total non-current assets		797,990	143	(2,583)	795,550

Current Assets
Inventories		6,829	—	—	6,829
Trade receivables		—	30,703	—	30,703
Due from affiliate companies		4,043	(4,043)	—	—
Accounts receivable, net		30,077	(30,077)	—	—
Contract assets		—	67	—	67
Prepayments and other current assets		—	5,518	—	5,518
Prepaid expenses and other current assets		5,518	(5,518)	—	—
Cash and cash equivalents		45,605	—	—	45,605
Financial assets at amortized cost (related party)		—	3,349	—	3,349
Note receivable, current portion		96	—	—	96

Total current assets		92,168	(1)	—	92,167

Total Assets		890,158	142	(2,583)	887,717

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
EQUITY and LIABILITIES
Equity
Issued capital		20	—	—	20
Share premium		—	233,441	—	233,441
Retained earnings		84,815	—	(2,272)	82,543
Additional paid-in capital		233,441	(233,441)	—	—

Total equity		318,276	—	(2,272)	316,004

Liabilities
Non-current liabilities
Interest-bearing loans and borrowings		—	502,714	—	502,714
Senior Notes		371,677	(371,677)	—	—
Notes payable—non current portion		17,628	(17,628)	—	—
Long term debt, net of current portion		113,409	(113,409)	—	—
Lease liabilities—non current portion	D	—	—	7,251	7,251
Operating lease liability, net of current portion	D	8,397	—	(8,397)	—
Provisions	E	—	414	2	416
Deferred tax liabilities		8,133	142	—	8,275
Income tax payable		109	—	—	109
Other non-current liabilities		—	309	—	309
Long term liabilities		724	(724)	—	—

Total non-current liabilities		520,077	141	(1,144)	519,074

Current liabilities
Trade and other payables		13,743	22,619	—	36,362
Accrued expenses		20,365	(20,365)	—	—
Deferred income		5,015	(5,015)	—	—
Contract liabilities		—	2,762	—	2,762
Interest-bearing loans and borrowings current		—	12,215	—	12,215
Notes payable—current portion		4,841	(4,841)	—	—
Current portion of long term debt		7,374	(7,374)	—	—
Lease Liabilities—current portion	D	—	—	1,300	1,300
Operating lease liability, current portion	D	467	—	(467)	—
Total current liabilities		51,805	1	833	52,639

Total liabilities		571,882	142	(311)	571,713

Total equity and liabilities		890,158	142	(2,583)	887,717

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of statement of income for the year ended December 31, 2019

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Time charter, voyage and port terminal revenues		218,887	(218,887)	—	—
Sales of products		9,384	(9,384)	—	—
Revenue		—	227,209	—	227,209
Time charter, voyage and port terminal expenses		(43,090)	43,090	—	—
Direct vessels expenses		(48,725)	48,725	—	—
Cost of products sold		(9,077)	9,077	—	—
Cost of sales	A,B,C,D	—	(134,370)	(2,754)	(137,124)
Depreciation of vessels, port terminals and other fixed assets		(26,662)	26,662	—	—
Amortization of deferred dry dock costs		(5,166)	5,166	—	—
Amortization of intangible assets and liabilities		(2,773)	2,773	—	—

Gross profit		92,778	61	(2,754)	90,085
Administrative expenses	D	(17,393)	(1,122)	763	(17,752)
Other operating expenses		—	(6,683)	—	(6,683)
Other operating income	E	—	2,536	26	2,562
Provision for losses on accounts receivable		(341)	341	—	—
Allowance for expected credit losses on financial assets		—	(341)	—	(341)

Operating profit		75,044	(5,208)	(1,965)	67,871
Interest expense and finance cost, net		(40,531)	40,531	—	—
Interest income		4,579	(4,579)	—	—
Finance income		—	4,579	—	4,579
Finance costs	D	—	(40,531)	(654)	(41,185)
Other income		—	1,084	—	1,084
Taxes other than income taxes		(7,745)	7,745	—	—
Foreign exchange differences, net		(1,596)	—	—	(1,596)
Other, net		3,621	(3,621)	—	—

Profit before tax		33,372	—	(2,619)	30,753
Income tax (expense)/income	F	(1,233)	—	634	(599)

Profit for the year		32,139	—	(1,985)	30,154

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company’s reconciliation of Cash flow statement for the year ended December 31, 2019

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Operating activities
Income before income taxes		33,372	(33,372)	—	—
Profit before tax		—	33,372	(2,619)	30,753
Adjustments to reconcile profit before tax to net cash flows:
Impairment losses	C	—	—	2,569	2,569
Depreciation of vessels, port terminals and other fixed assets		26,662	(26,662)	—	—
Depreciation of tangible assets	A,C,D	—	31,826	(52)	31,774
Amortization of deferred drydock and special survey costs		5,166	(5,166)	—	—
Amortization of deferred financing costs		2,552	(2,552)	—	—
Amortization and impairment of intangible assets		2,773	—	—	2,773
Accretion of Notes payable-receivable / unwinding of discount		(122)	122	—	—
Amortization of operating lease asset	D	412	(1)	381	792
Deferred interest income amortization		(171)	171	—	—
Mark-to-market debt security investment		(908)	—	—	(908)
Gain on debt security investment disposal		(176)	—	—	(176)
Movements in provisions	E	341	(66)	(26)	249
Finance income		—	(4,579)	—	(4,579)
Finance costs		—	40,531	654	41,185
Increase in other long term assets		(6,747)	6,747	—	—
Increase in other non-current assets		—	(6,747)	—	(6,747)
Decrease in other non-current liabilities		—	23	—	23
Decrease in other long term liabilities		(43)	43	—	—
Working capital adjustments:
Increase in trade receivables		—	(2,723)	—	(2,723)
Increase in inventories		(2,254)	—	—	(2,254)
Increase in trade and other payables		—	174	—	174
(Increase)/Decrease in accounts receivable		(2,193)	2,193	—	—
(Increase)/Decrease in prepayments other assets		13,193	—	—	13,193
Payments for drydock and special survey costs		(5,139)	5,139	—	—
Income tax payable (decrease)/increase		(96)	96	—	—
Decrease in operating lease liability		(400)	—	400	—
Decrease in accounts payable		(3,343)	3,343	—	—
(Decrease)/increase in due to/ due from affiliate companies, net		(3,893)	3,893	—	—
Increase/(decrease) in accrued expenses		3,106	(3,106)	—	—
Increase/(decrease) in deferred income		252	(252)	—	—

		62,344	42,447	1,307	106,098
Interest received		—	1,052	—	1,052
Interest paid		—	(38,265)	(654)	(38,919)
Income tax paid		—	(96)	—	(96)

Net cash flows from operating activities		62,344	5,138	653	68,135

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Notes to Remeasurements	U.S. GAAP	Reclassification	Remeasurements	IFRS
Investing activities
Acquisition of tangible assets		(3,439)	(5,138)	—	(8,577)
Acquisition of assets under construction		(4,504)	—	—	(4,504)
Loan to parent Company, net of deferred interest income (related party)		(68,795)	—	—	(68,795)
Investments in debt securities (related party)		(17,642)	—	—	(17,642)
Disposal of debt securities (related party)		18,726	—	—	18,726
Proceeds from net investment in the lease		150	—	—	150

Net cash flows used in investing activities		(75,504)	(5,138)	—	(80,642)

Financing activities
Payment of principal portion of lease liabilities	D	—	—	(653)	(653)
Repayment of long-term debt and payment of principal		(13,403)	—	—	(13,403)
Repayment of Notes Payable		(4,304)	—	—	(4,304)

Net cash flows used in financing activities		(17,707)	—	(653)	(18,360)

Net decrease in cash and cash equivalents		(30,867)	—	—	(30,867)

Cash and cash equivalents at January 1		76,472	—	—	76,472

Cash and cash equivalents at December 31		45,605	—	—	45,605

Notes to the reconciliation of equity as at January 1, 2017 and December 31, 2019 and total comprehensive income for the year ended December 31, 2019

A. Tangible assets depreciation—residual values

Under both U.S. GAAP and IFRS depreciation is computed using the straight-line method over the useful life of the assets, after considering the estimated residual value. Under U.S. GAAP there is no explicit requirement for an annual review of residual values while under IFRS it is required to review residual values, at a minimum, at each balance sheet date. As a result, depreciation differs under both GAAPs.

B. Tangible assets depreciation—component accounting

Component depreciation is required under IFRS, though it is optional under U.S. GAAP. Accordingly, under IFRS when an asset is initially recorded, an entity must evaluate the useful life and related depreciation of each significant component of the asset separately. Company has identified as significant components drydocking and special survey costs, to the extent that they are incurred directly to meet regulatory requirements. These costs are capitalized as a separate component of vessel cost, are included in tangible assets line in the consolidated statement of financial position and are amortized on a straight-line basis over the estimated period to the next drydocking. Amortization of the capitalized drydocking costs is included in the cost of sales line in the consolidated income statement.

Under U.S. GAAP these costs were included in the Deferred drydock and special survey costs, net line in consolidated balance sheet, which have been reclassified to the account tangible assets, and in a separate line in the consolidated statement of income.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

C. Impairment of tangible assets

Under U.S. GAAP, tangible assets (long lived assets) were reviewed for impairment when events or changes in circumstances indicated that their carrying value may exceed the sum of the undiscounted future cash flows expected from use and eventual disposal. For the purposes of assessing impairment, assets were grouped at the lowest level for which identifiable cash flows were largely independent of the cash flows of other assets. If the estimated undiscounted cash flows for the asset group were less than the asset group’s carrying amount, the impairment loss was measured as the excess of the carrying value over fair value.

IAS 36 requires tangible and intangible assets with definite useful lives to be reviewed for impairment when events or circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized in the profit or loss statement for any excess of carrying amount of the asset over the recoverable amount, being the higher of fair value less costs to sell and value in use, being the net present value of expected future cash flows. If there is any indication that an asset may be impaired, the recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the cash-generating unit to which the asset belongs, which is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets.

At the date of transition to IFRS no impairment loss was recognized in the consolidated statement of financial position. As of December 31, 2019, the Company determined that the recoverable amount of Malva H vessel was less than its carrying amount. This resulted in an impairment loss of $2,569 being recognized in the line Cost of sales in the consolidated statement of income.

D. Accounting for Leases

Under U.S. GAAP, a lease is classified as a capital (finance) lease or an operating lease. Operating lease payments are recognized as an operating expense in the statement of profit or loss on a straight-line basis over the lease term. Under IFRS, as explained in Note 2(r), a lessee applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets and recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

At the date of transition to IFRS, the Company applied the transitional provision and measured lease liabilities at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate at the date of transition to IFRS. Right-of-use assets were measured at the amount equal to the lease liabilities adjusted by the estimated cost of planned drydockings for replacement of certain components and major repairs and maintenance of other components during the lease term for chartered in vessels to be redelivered to the owner at the end of the lease term.

Under U.S. GAAP, assets held under capital (finance) leases are capitalized and included in Vessels, port terminal and other fixed assets, net. Under IFRS, they are presented in the line right-of-use assets of consolidated statement of position. Additionally, lease obligations included in line Capital lease obligation have been reclassified to the line Lease liabilities of consolidated statement of position.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

E. Provisions

Provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that the Company will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at the end of the reporting period, taking into account the risks and uncertainties surrounding the obligation. Under U.S. GAAP an obligation is considered to be probable when the chances to happen are more than 75%, while under IFRS is when chances are more than 50%. As a result, the Company recognized additional provisions under IFRS.

F. Deferred tax asset

Differences in measurement between U.S. GAAP and IFRS resulted in differences in income taxes that are recognized at the transition date and in each reporting period.

G. Other reclassifications in statement of financial position

Many reclassifications have been recorded so that the Consolidated Statement of Financial Position as of January 1st, 2017 and December 31st, 2019 to be in line with IFRS Presentation Requirements.

The main reclassification entries were the following:

a.	The line vessels, port terminal and other fixed assets, net has been classified to the line tangible assets.

b.

The line deposits for vessels, port terminal and other fixed assets, net has been reclassified to the line assets under construction and constitute amounts that meet the definition of property plant and equipment und upon the construction finalization they are transferred to relevant categories of tangible assets.

c.	The lines intangible assets other than goodwill, net and goodwill have been merged into the line intangible assets

d.	The line accounts receivable, net and due from affiliate companies have been classified to the line trade receivables.

e.	Accrued interest income included in the line due from affiliate companies, net has been classified to the line financial assets at amortized cost.

f.	The line note receivable, net of current portion has been classified to the line net investment in the lease as it has been considered in scope of IFRS 16.

g.	The lines prepaid expenses and other current assets and restricted cash have been classified to the line prepayments and other current assets.

h.	The line additional paid-in capital has been classified to the line share premium.

i.	The lines senior notes, notes payable, and long term debt have been classified to the line interest-bearing loans and borrowings.

j.

Deferred income that is linked to contracts with customers and meets the definition of contract liability under IFRS 15 has been classified to the line contract liabilities. Deferred income that is linked with contracts where the Company acts as lessor has been classified to the line trade and other payables and specifically the category deferred lease revenue.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

k.

Accounts receivable, net that is linked to contracts with customers and meets the definition of contract asset under IFRS 15 has been classified to the line contract assets. Accounts receivable, net that is linked with contracts where the Company acts as lessee has been classified to the line trade receivables.

H. Statement of Income

Under IFRS, expenses recognized in profit or loss should be analyzed either by nature (raw materials, staffing costs, depreciation, etc.) or by function (cost of sales, selling, administrative, etc.). The Company selected the latter analysis and proceeded in the following reclassifications:

a)

The lines Time charter, voyage and port terminal expenses, Direct vessels expenses, Cost of products sold, Depreciation of vessels, port terminals and other fixed assets, net, Amortization of deferred dry dock costs, Amortization of intangible assets and liabilities, net have been classified in the line Cost of sales.

b)	The line Taxes other than income taxes has been reclassified to the line Other operating expenses, except for turnover tax on gross revenue, which has been classified as reduction of revenue.

c)	The line Time charter, voyage and port terminal revenues and Sales of products have been classified to the line revenue.

d)	The line other, net has been separated to the line other operating income and the line Other income (under operating profit/loss) depending of the nature of other income

Interest income and interest expense have been classified to finance income and finance expense respectively.

Note 4: Segment Information

Current accounting guidance establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company of which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. Chief operating decision makers use net income to evaluate operating performance of each segment. The guidance also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers. The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Navios Logistics has three reportable segments: Port Terminal Business, Barge Business and Cabotage Business. The Port Terminal Business includes the dry port terminal operations and the liquid port terminal operations. A general description of each segment follows:

The Port Terminal Business segment

This segment includes the operating results of Navios Logistics’ dry port terminal and liquid port terminal operations.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

(i) Dry port terminal operations

Navios Logistics owns and operates the largest independent bulk transfer and storage port terminal facilities in Uruguay based on throughputs. Its dry port terminal operations are comprised of two port terminals, one for agricultural and forest-related exports and one for mineral-related exports which are located in an international tax-free trade zone in the port of Nueva Palmira, Uruguay, at the convergence of the Parana and Uruguay rivers.

(ii) Liquid port terminal operations

Navios Logistics owns and operates an up-river port terminal with tank storage for refined petroleum products, oil and gas in San Antonio, Paraguay, approximately 17 miles by river from the capital of Asuncion. Its port terminal is one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity.

The Barge Business segment

Navios Logistics services the Argentine, Bolivian, Brazilian, Paraguayan and Uruguayan river transportation markets through its fleet. Navios Logistics operates different types of pushboats and wet and dry barges for delivering a wide range of dry and liquid products between ports in the Parana, Paraguay and Uruguay River systems in South America (the Hidrovia or the “waterway”). Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

The Cabotage Business segment

Navios Logistics owns and operates vessels to support the transportation needs of its customers in the South American coastal trade business. Its fleet consists of six product tanker vessels, a river and estuary tanker vessel and a bunker vessel. Navios Logistics contracts its vessels either on a time charter basis or on a CoA basis.

Inter-segment transactions, if any, are accounted for at current market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The following table describes the results of operations of the three segments, the Port Terminal Business segment, the Barge Business segment and the Cabotage Business segment for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	102,103	46,551	78,555	227,209
Cost of sales	(34,458)	(35,150)	(67,516)	(137,124)

Gross profit	67,645	11,401	11,039	90,085

Administrative expenses	(5,734)	(2,463)	(9,555)	(17,752)
Other operating income	1,081	—	1,481	2,562
Other operating expenses	—	(2,527)	(4,156)	(6,683)
Allowance for expected credit losses on financial	(198)	—	(143)	(341)

Operating profit/(loss)	62,794	6,411	(1,334)	67,871

Finance income	1,934	441	2,204	4,579
Finance costs	(17,835)	(5,158)	(18,192)	(41,185)
Foreign exchange differences, net	(387)	(911)	(298)	(1,596)
Other income	458	104	522	1,084

Profit/(loss) before tax	46,964	887	(17,098)	30,753

Income tax (expense)/income	—	(1,263)	664	(599)

Profit/(loss) for the year	46,964	(376)	(16,434)	30,154

	Year Ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	99,321	41,813	65,156	206,290
Cost of sales	(53,906)	(32,207)	(61,496)	(147,609)

Gross profit	45,415	9,606	3,660	58,681

Administrative expenses	(3,877)	(2,496)	(9,403)	(15,776)
Other operating income	9,269	704	2,067	12,040
Other operating expenses	—	(2,009)	(4,412)	(6,421)
Allowances for expected credit losses on financial	—	—	(76)	(76)

Operating profit/(loss)	50,807	5,805	(8,164)	48,448

Finance income	64	—	453	517
Finance costs	(16,860)	(4,928)	(18,549)	(40,337)
Foreign exchange differences, net	(377)	(583)	(395)	(1,355)

Profit/(loss) before tax	33,634	294	(26,655)	7,273

Income tax (expense)/income	—	(910)	2,047	1,137

Profit/(loss) for the year	33,634	(616)	(24,608)	8,410

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Year Ended December 31, 2017
	Port Terminal Business	Cabotage Business	Barge Business	Total
Revenue	86,098	45,830	77,740	209,668
Cost of sales	(50,663)	(41,971)	(67,774)	(160,408)

Gross profit	35,435	3,859	9,966	49,260

Administrative expenses	(3,824)	(1,718)	(11,539)	(17,081)
Other operating income	16	—	3,846	3,862
Other operating expenses	—	(2,164)	(3,906)	(6,070)
Allowance for expected credit losses on financial assets	—	—	(569)	(569)

Operating profit/(loss)	31,627	(23)	(2,202)	29,402

Finance income	14	—	224	238
Finance costs	(7,545)	(4,784)	(16,733)	(29,062)
Foreign exchange differences, net	(406)	144	(464)	(726)

Profit/(loss) before tax	23,690	(4,663)	(19,175)	(148)

Income tax (expense)/income	—	(1,199)	4,581	3,382

Profit/(loss) for the year	23,690	(5,862)	(14,594)	3,234

For the Barge Business segment and for the Cabotage Business segment, the Company’s vessels operate on a regional basis and are not restricted to specific locations. Accordingly, it is not practicable to allocate the assets of these operations to specific locations. The total net book value of long-lived assets for vessels, including constructions in progress, amounted to $338,501, $354,374 and $361,488 at December 31, 2019, 2018 and 2017, respectively, and amounted to $329,718 at January 1, 2017.

All the assets related to the Port Terminal Business segment are located in Uruguay and in Paraguay. The total net book value of long-lived assets for the Port Terminal Business segment amounted to $207,001, $213,585 and $219,015 as of December 31, 2019, 2018 and 2017, respectively, and amounted to $202,568 at January 1, 2017.

In addition, the net book value of intangible assets other than goodwill allocated to the Barge Business segment and to the Cabotage Business segment, collectively, amounted to $14,196, $15,970 and $17,745 as of December 31, 2019, 2018 and 2017, respectively, and amounted to $20,561 at January 1, 2017, while the net book value of intangible assets allocated to the Port Terminal segment amounted to $40,315, $41,314 and $42,263 as of December 31, 2019, 2018 and 2017, respectively, and amounted to $42,990 at January 1, 2017.

Goodwill totaling $22,142, $40,868 and $41,086 has been allocated to the three segments, the Port Terminal Business, the Barge Business and the Cabotage Business, respectively, for all periods presented.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 5: Revenue

5.1 Disaggregated revenue information

	Year ended December 31, 2019	Year ended December 31, 2018	Year ended December 31, 2017
COA/Voyage revenues	$49,488	$35,623	$42,455
Time chartering revenues non-lease component	31,867	30,208	34,935
Dry port terminal revenues	80,180	58,552	43,984
Storage fees (dry port) revenues	3,452	882	1,974
Dockage revenues	4,310	3,136	4,497
Sale of products revenues	9,384	32,508	32,572
Liquid port terminal revenues	4,032	3,739	2,841
Other dry port terminal revenue	745	504	230
Turnover tax-non lease component	(441)	(558)	(1,225)

Revenue from contracts with customers	$183,017	$164,594	$162,263
Time chartering revenues lease component	$44,813	$42,481	$49,128
Turnover tax-lease component	(621)	(785)	(1,723)

Total revenue	$227,209	$206,290	$209,668

Set out below, is the reconciliation of the revenue from contracts with customers with the amounts disclosed in the segment information (Note 4):

	For the year ended December 31, 2019
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$1,924	$47,564	$49,488
Time chartering revenues non-lease component	—	18,944	12,923	31,867
Dry port terminal revenues	80,180	—	—	80,180
Storage fees (dry port) revenues	3,452	—	—	3,452
Dockage revenues	4,310	—	—	4,310
Sale of products revenues	9,384	—	—	9,384
Liquid port terminal revenues	4,032	—	—	4,032
Other dry port terminal revenue	745	—	—	745
Turnover tax-non lease component	—	(398)	(43)	(441)

Revenue from contracts with customers	$102,103	$20,470	$60,444	$183,017
Time chartering revenues lease component	—	26,641	18,172	$44,813
Turnover tax-lease component	—	(560)	(61)	(621)

Total revenue	$102,103	$46,551	$78,555	$227,209

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	For the year ended December 31, 2018
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$1,518	$34,105	$35,623
Time chartering revenues non-lease component	—	17,282	12,926	30,208
Dry port terminal revenues	58,552	—	—	58,552
Storage fees (dry port) revenues	882	—	—	882
Dockage revenues	3,136	—	—	3,136
Sale of products revenues	32,508	—	—	32,508
Liquid port terminal revenues	3,739	—	—	3,739
Other dry port terminal revenue	504	—	—	504
Turnover tax-non lease component	—	(535)	(23)	(558)

Revenue from contracts with customers	$99,321	$18,265	$47,008	$164,594
Time chartering revenues lease component	—	24,301	18,180	42,481
Turnover tax-lease component	—	(753)	(32)	(785)

Total revenue	$99,321	$41,813	$65,156	$206,290

	For the year ended December 31, 2017
	Port Terminal Business	Cabotage Business	Barge Business	Total
COA/Voyage revenues	—	$683	$41,772	$42,455
Time chartering revenues non-lease component	—	19,718	15,217	34,935
Dry port terminal revenues	43,984	—	—	43,984
Storage fees (dry port) revenues	1,974	—	—	1,974
Dockage revenues	4,497	—	—	4,497
Sale of products revenues	32,572	—	—	32,572
Liquid port terminal revenues	2,841	—	—	2,841
Other dry port terminal revenue	230	—	—	230
Turnover tax-non lease component	—	(956)	(269)	(1,225)

Revenue from contracts with customers	$86,098	$19,445	$56,720	$162,263
Time chartering revenues lease component	—	27,729	21,399	$49,128
Turnover tax-lease component	—	(1,344)	(379)	(1,723)

Total revenue	$86,098	$45,830	$77,740	$209,668

5.2 Contract balances

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Trade receivable from contract with customers (Note 14)	32,499	30,579	27,929	34,855
Contract assets (Note 14)	67	502	578	270
Contract liabilities (Note 2(g))	2,762	2,083	2,664	2,982

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

5.3 Performance obligations

Trade receivables from contracts with customers represent net amounts receivable from customers in respect of voyage charters, port terminals and in respect of time charters for the non-lease (service component) of the receivable.

Contract assets represent amounts from contracts with customers that reflect services transferred to customers for before payment or consideration is due. Specifically, contract assets represent the freight, demurrage, deviation and other amounts receivable from charterers for the completed voyage performance as at the period end. The balances of contract assets vary and depend on ongoing voyage charters at period end.

Contract liabilities represent the performance due to a customer for the remaining voyage as at the period end. This may happen in the case where the customer has made an advance payment before the completion of the voyage as of the period end date. The balances of contract liabilities vary and depend on advance payments received at period end.

As of December 31, 2019, the aggregate amount of the transaction price allocated to the performance obligations that are unsatisfied (or partially unsatisfied) as of the end of the reporting period were as follows:

Amount
2020	65,595
2021	63,628
2022	56,669
2023	53,055
2024	49,440
2025 and thereafter	631,748

Total	920,135

Note 6: Cost Of Sales

Cost of sales for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Time charter, voyage and port terminal expenses	42,536	31,393	33,063
Direct vessel expenses	48,725	48,962	62,554
Cost of products sold	9,077	31,289	30,717
Depreciation and amortization	34,217	35,965	34,074
Impairment losses	2,569	—	—

Total cots of sales	137,124	147,609	160,408

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

A) Time charter, voyage and port terminal expenses

Time charter, voyage and port terminal expenses for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Fuel	$14,103	$11,150	$10,471
Time charter	3,865	114	1,564
Ports payroll and related costs	8,880	8,302	7,971
Ports repairs and maintenance	2,011	1,059	1,044
Ports rent	1,214	503	548
Ports insurances	1,708	1,534	1,017
Docking expenses	2,423	2,436	3,272
Maritime and regulatory fees	802	615	578
Towing expenses	3,526	2,177	2,597
Other expenses	4,004	3,503	4,001

Total	$42,536	$31,393	$33,063

B) Direct vessel expenses

Direct vessel expenses for the year ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Payroll and related costs	$27,837	$30,138	$41,231
Insurances	3,931	3,831	3,534
Repairs and maintenance	6,100	6,638	7,952
Lubricants	686	631	736
Victualing	1,223	1,242	1,739
Travel expenses	2,557	2,013	3,343
Stores	2,167	1,825	2,062
Other expenses	4,224	2,644	1,957

Total	$48,725	$48,962	$62,554

C) Depreciation and amortization

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Depreciation of tangible assets	$31,296	$33,092	$29,425
Depreciation of RoU asset	$148	$149	$1,106
Amortization of intangible assets	$2,773	$2,724	$3,543

Total	$34,217	$35,965	$34,074

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 7: Administrative Expenses

General and administrative expenses for the year ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Payroll and related costs	8,180	5,423	7,030
Professional fees	4,125	4,677	3,998
Other expenses	4,325	4,211	4,770
Depreciation of RoU asset	644	654	755
Depreciation of tangible assets	478	811	528

Total	17,752	15,776	17,081

As of December 31, 2019, the Company employed 401 land-based employees: 23 employees in the Asuncion, Paraguay office, 46 employees at the port facility in San Antonio, Paraguay, 99 employees in the Buenos Aires, Argentina office, six employees in the Montevideo, Uruguay office, 216 employees at the dry port facilities in Uruguay, and 11 employees in the Corumbá, Brazil office and 548 seafarers as crew on our vessels.

Note 8: Finance Income & Costs

Finance income for the year ended December 31, 2019, 2018 and 2017 was as follows:

	For the year ended
	December 31,
	2019	2018	2017
Finance income from short term deposits	748	517	238
Finance income from loan to parent (note 21)	3,520	—	—
Other finance income	311	—	—

Total finance income	4,579	517	238

Finance costs for the year ended December 31, 2019, 2018 and 2017 were as follows:

	For the year ended December 31,
	2019	2018	2017
Interest on debts and borrowings	37,979	37,307	27,071
Deferred financing cost	2,552	2,362	1,275
Interest on lease liabilities	654	668	716

Total finance cost	41,185	40,337	29,062

Foreign exchange differences, net for the year ended December, 31 2019, comprise of $1,857 losses and $261 gain.

Foreign exchange differences for the year ended 2018 and 2017 comprise of $1,355 and $726 losses, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 9: Income Tax / Deferred Tax

As indicated in Note 1, the Company is a Marshall Islands corporation. However, the Company is subject to tax in Argentina, Paraguay and Brazil, and with respect to its cabotage operations in Uruguay, jurisdictions where certain of its subsidiaries operate. The Company’s operations in Panama and the port and international barge transportation services in Uruguay are not taxed. The corporate income tax rate in Argentina, Paraguay, Brazil, and Uruguay is 30%, 10%, 34%, and 25%, respectively for the year ended December 31, 2019. As a result of the tax reforms voted by the Argentinian Parliament in December 2017 and December 2019, the corporate income tax rate has decreased from 35% in 2017 to 30% for the period from 2018 to 2021.

The components of income before income taxes in consolidated statements of income for the years ended December 31, 2019, 2018 and 2017 are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Argentina	$(503)	$(5,058)	$(6,219)
Paraguay	1,786	2,357	(1,511)
Uruguay	56,572	36,951	36,735
Panama	(23,600)	(20,377)	(26,362)
Marshall Islands	(3,597)	(6,984)	(2,894)
Brazil	95	384	103

Total income/(loss) before income taxes and non-controlling interest	$30,753	$7,273	$(148)

Income tax (expense)/ benefit is comprised of:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Current	(98)	842	(135)
Deferred	(864)	542	3,860

Total Argentina	($962)	$1,384	$3,725
Current	—	—	—
Deferred	(77)	4	(59)

Total Brasil	($77)	$4	($59)
Current	(102)	(58)	(99)
Deferred	(100)	(193)	(185)

Total Paraguay	($202)	($251)	($284)
Current	—	—	—
Deferred	642	—	—

Total Uruguay	$642	—	—

Total income tax (expense)/ benefit	($599)	$1,137	$3,382

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The net loss subject to income taxes corresponds to the operations in Argentina, Brazil, Paraguay, and the cabotage operations in Uruguay:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Benefit before income taxes and non-controlling interest	$30,753	$7,273	($148)
Panama, Marshall Islands, Uruguay Port/Barge (not taxed)	($31,945)	($9,590)	($7,479)

Net loss subject to income taxes	($1,192)	($2,317)	($7,627)

Reconciliation of taxes calculated based on statutory tax rates to income tax (expense)/benefit:

	December 31, 2019	December 31, 2018	December 31, 2017
Income tax calculated at the tax rates applicable to profits in the respective countries (expense)/benefit	$582	$1,150	$2,293

Tax effect of amounts which are not (deductible)/taxable in calculating taxable income
Allocation of parent company expenses, not deductible for local income tax	($409)	($215)	($504)
Foreign exchange losses/gains in $, not (deductible)/taxable for local income tax	($443)	$20	($101)
Impact of changes in local income tax rate on future years deferred tax, not taxable for local income tax	($208)	—	$2,837
Other local GAAP and local tax return adjustments	($121)	$182	($1,143)

Total income tax (expense)/ benefit	($599)	$1,137	$3,382

The components of deferred income taxes included on the balance sheets were as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Deferred income tax assets:
Future deductible differences	$785	$931	$1,329	$649
Tax loss carry-forward	—	387	260	1,199

Total deferred income tax assets	$785	$1,318	$1,589	$1,848

Deferred income tax liability:
Intangible assets	(3,745)	(4,013)	(4,548)	(7,222)
Property, plant and equipment, net	(3,225)	(3,264)	(3,347)	(4,810)
Other	(1,305)	(1,210)	(1,213)	(1,009)

Total deferred income tax liability	(8,275)	(8,487)	(9,108)	(13,041)

Net deferred income tax liability	($7,490)	($7,169)	($7,519)	($11,193)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The evolution of the deferred income tax assets and liabilities included on the balance sheets was as follows:

Deferred income tax assets	Future deductible differences	Tax loss carry-forward	Total Deferred Income Tax Assets
At January 1, 2017	649	1,199	1,848

Variance of nondeductible unpaid intercompany balances	1,038	—	1,038
Net utilization of tax loss carry-forward	—	(771)	(771)
Changes in income tax rate	—	(168)	(168)
Other	(358)	—	(358)

At December 31, 2017	1,329	260	1,589

Variance of nondeductible unpaid intercompany balances	(164)	—	(164)
Net increase of tax loss carry-forward	—	127	127
Other	(234)	—	(234)

At December 31, 2018	931	387	1,318

Variance of nondeductible unpaid intercompany balances	(425)	—	(425)
Nondeductible impact of vessel impairment	642	—	642
Net utilization of tax loss carry-forward	—	(490)	(490)
Changes in income tax rate	—	103	103
Other	(363)	—	(363)

At December 31, 2019	785	—	785

Deferred income tax liabilities	Intangible Assets	Property, Plant, and Equipment	Other deferred tax liabilities	Total Deferred Income Tax Liabilities
At January 1, 2017	(7,222)	(4,810)	(1,009)	(13,041)

Depreciations and Amortizations	988	144	—	1,132
Changes in income tax rate	1,686	1,319	—	3,005
Other	—	—	(204)	(204)

At December 31, 2017	(4,548)	(3,347)	(1,213)	(9,108)

Depreciations and Amortizations	535	83	—	618
Other	—	—	3	3

At December 31, 2018	(4,013)	(3,264)	(1,210)	(8,487)

Depreciations and Amortizations	534	84	—	618
Changes in income tax rate	(266)	(45)	—	(311)
Other	—	—	(95)	(95)

At December 31, 2019	(3,745)	(3,225)	(1,305)	(8,275)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 10: Other Operating Income & Expense

Other operating income for the years ended December 31, 2019, 2018 and 2017 were as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Gain from insurance claims	2,536	9,244	2,713
Gain from provisions	26	2,063	72
Gain on sale of assets	—	28	1,064
Other income	—	705	13

Total	2,562	12,040	3,862

Other operating expense comprises taxes other than income taxes which for the years ended December 31, 2019, 2018 and 2017 were $6,683, $6,421 and $6,070, respectively.

Note 11: Tangible Assets And Assets Under Construction

Tangible assets

Tangible assets consist of the following:

Tanker vessels, barges and pushboats	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	442,627	(145,794)	296,833

Additions	5,531	(16,969)	(11,438)
Disposals	(3,585)	3,585	—
Transfer from right of use asset	22,832	—	22,832

Balance December 31, 2017	467,405	(159,178)	308,227

Additions	3,581	(18,642)	(15,061)
Transfers from oil storage plant and port facilities for liquid cargoes	629	—	629
Transfers from deposits for vessels, port terminal and other fixed assets, net	49,421	—	49,421

Balance December 31, 2018	521,036	(177,820)	343,216

Additions	2,403	(18,985)	(16,582)
Impairment loss	—	(2,569)	(2,569)
Write-down	(2,064)	866	(1,198)

Balance December 31, 2019	521,375	(198,508)	322,867

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Deferred dry dock and special survey costs	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	37,148	(20,419)	16,729

Additions	3,686	(7,266)	(3,580)
Transfer from right of use asset	3,263	—	3,263

Balance December 31, 2017	44,097	(27,685)	16,412

Additions	1,950	(7,204)	(5,254)

Balance December 31, 2018	46,047	(34,889)	11,158

Additions	5,138	(5,166)	(28)

Balance December 31, 2019	51,185	(40,055)	11,130

Dry port terminals	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	80,103	(15,823)	64,280

Additions	4,363	(4,825)	(462)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357

Balance December 31, 2017	221,823	(20,648)	201,175

Additions	2,529	(6,807)	(4,278)
Disposals	(156)	137	(19)
Transfers to other long term-assets	(26)	—	(26)

Balance December 31, 2018	224,170	(27,318)	196,852

Additions	602	(6,866)	(6,264)

Balance December 31, 2019	224,772	(34,184)	190,588

Oil storage plant and port facilities for liquid cargoes	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	29,121	(11,568)	17,553

Additions	698	(411)	287

Balance December 31, 2017	29,819	(11,979)	17,840

Additions	—	(478)	(478)
Transfers to tanker vessels, barges and pushboats	(629)	—	(629)

Balance December 31, 2018	29,190	(12,457)	16,733

Additions	—	(320)	(320)

Balance December 31, 2019	29,190	(12,777)	16,413

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Other fixed assets	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	5,613	(3,297)	2,316

Additions	184	(482)	(298)
Disposals	(75)	28	(47)

Balance December 31, 2017	5,722	(3,751)	1,971

Additions	1,708	(772)	936
Write-off	(34)	—	(34)

Balance December 31, 2018	7,396	(4,523)	2,873

Additions	434	(437)	(3)

Balance December 31, 2019	7,830	(4,960)	2,870

Total	Cost	Accumulated Depreciation	Net Book Value
Balance January 1, 2017	594,612	(196,901)	397,711

Additions	14,462	(29,953)	(15,491)
Disposals	(3,660)	3,613	(47)
Transfers from deposits for vessels, port terminals and other fixed assets	137,357	—	137,357
Transfer from right of use asset	26,095	—	26,095

Balance December 31, 2017	768,866	(223,241)	545,625

Additions	9,768	(33,903)	(24,135)
Disposals	(156)	137	(19)
Transfers from deposits for vessels, port terminals and other fixed assets	49,421	—	49,421
Transfers to other long term-assets	(26)	—	(26)
Write-off	(34)	—	(34)

Balance December 31, 2018	827,839	(257,007)	570,832

Additions	8,577	(31,774)	(23,197)
Write-down	(2,064)	866	(1,198)
Impairment loss	—	(2,569)	(2,569)

Balance December 31, 2019	834,352	(290,484)	543,868

Certain assets of the Company have been pledged as collateral for loan facilities. As of December 31, 2019, 2018 and 2017 and January 1, 2017, the net book value of such assets was $88,573, $121,841, $106,397 and $109,264, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

As of December 31, 2019, Navios Logistics after considering the changes in the way the tanker vessel Malva H is expected to be used in the near future, the Company performed an impairment assessment in accordance with its accounting policy (Note 2). The estimated recoverable amount (value in use) was lower than the respective carrying amount of such vessel and, consequently, an aggregate impairment loss of $2,569 was recognized in its consolidated statements of income for the year ended December 31, 2019, as illustrated below:

	As of and for the year ended December 31, 2019
Vessel	Initial carrying amount	Impairment loss	Net book value (recoverable amount)
Malva H	12,187	(2,569)	9,618

Since 2018, Navios Logistics acquired approximately 6.9 hectares of undeveloped land located in the Port Murtinho region of Brazil, and is in the process of acquiring 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,155.

During the third quarter of 2018, a river and estuary tanker was delivered to Navios Logistics. As of December 31, 2018, a total of $17,389 had been transferred to “Tangible assets” in the consolidated statement of financial position of which borrowing cost amounted to $628. As of December 31, 2017, Navios Logistics had paid $6,141 for the construction of the river and estuary tanker (including supervision cost).

During the first quarter of 2018, three new pushboats were delivered to Navios Logistics. As of December 31, 2018, a total of $32,032 had been transferred to “Tangible assets” in the consolidated statement of financial position of which borrowing cost amounted to $3,874. As of December 31, 2017, Navios Logistics had paid $30,708 for the construction of the three new pushboats.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Tangible assets” in the consolidated statement of financial position of which borrowing cost amounted to $9,971. As of December 31, 2016, Navios Logistics had paid $120,735, for the expansion of its dry port in Uruguay. Borrowing cost included in deposits for vessels, port terminals and other fixed assets for the expansion of dry port amounted to $6,862 as of January 01, 2017.

Assets under construction

On November 21, 2019, Navios Logistics entered into a shipbuilding contract, for the construction of six liquid barges for a total consideration of $17,140. Pursuant to this agreement, the Company has secured the availability of credit for up to 75% of the purchase price, and up to a five year repayment period starting from the delivery of each vessel. The barges are expected to be delivered starting from the third quarter of 2020 through the fourth quarter of 2020. As of December 31, 2019, Navios Logistics had paid $4,046 for the construction of these barges.

As of December 31, 2019, Navios Logistics had paid $458 for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

On February 11, 2014, Navios Logistics entered into an agreement, as amended on June 3, 2016, for the construction of three new pushboats with a purchase price of $7,344 for each pushboat. As of December 31, 2017 and 2016, Navios Logistics had paid $30,708 and $16,156, respectively, for the construction of the new pushboats which were delivered in February 2018. Borrowing cost included in assets under construction for the construction of the three new pushboats amounted to $3,384 and $1,934 as of December 31, 2017 and 2016, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Navios Logistics has signed a shipbuilding contract for the construction of a river and estuary tanker for a total consideration of $14,854 (€12,400). As of December 31, 2017, Navios Logistics had paid $6,141 (including supervision cost). Borrowing cost included in deposits for vessels, port terminals and other fixed assets for the construction of this tanker amounted to $205 as of December 31, 2017. The vessel was delivered in the second quarter of 2018.

During the second quarter of 2017, Navios Logistics substantially completed the expansion of its dry port in Uruguay. As of December 31, 2017, a total of $137,357 had been transferred to “Tangible assets” in the consolidated balance sheets of which borrowing cost amounted to $9,971.

Note 12: Intangibles

Intangible assets other than goodwill

Intangible assets as of December 31, 2019, 2018, 2017 and January 1, 2017 consist of the following:

December 31, 2019	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2019
Port terminal operating rights	53,152	(12,837)	40,315
Customer relationships	36,120	(21,924)	14,196

Total intangible assets	$89,272	$(34,761)	$54,511

December 31, 2018	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2018
Port terminal operating rights	53,152	(11,838)	41,314
Customer relationships	36,120	(20,150)	15,970

Total intangible assets	$89,272	$(31,988)	$57,284

December 31, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value December 31, 2017
Trade name	$10,420	$(10,420)	—
Port terminal operating rights	53,152	(10,889)	42,263
Customer relationships	36,120	(18,375)	17,745

Total intangible assets	$99,692	$(39,684)	$60,008

January 1, 2017	Acquisition Cost	Accumulated Amortization	Net Book Value January 1, 2017
Trade name	$10,420	$(9,378)	$1,042
Port terminal operating rights	53,152	(10,162)	42,990
Customer relationships	36,120	(16,601)	19,519

Total intangible assets	$99,692	$(36,141)	$63,551

For all the years presented, no additions of intangible assets occurred.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Amortization expense for each of the years ended December 31, 2019, 2018 and 2017, amounted to $2,773, $2,724 and $3,543, respectively.

The aggregate amortization of acquired intangibles will be as follows:

Description	Within One Year	Year Two	Year Three	Year Four	Year Five	Thereafter	Total
Port terminal operating rights	995	995	995	995	995	35,340	40,315
Customer relationships	1,775	1,775	1,775	1,775	1,775	5,321	14,196

Total	$2,770	$2,770	$2,770	$2,770	$2,770	$40,661	$54,511

Goodwill

Goodwill resulted from acquisitions of businesses amounted to $104,096 in all periods presented. As of December 31, 2019, the Company performed impairment tests on goodwill and concluded that no impairment should be recognized. The recoverable amount of $1,164 is determined based on discounted future cash flows based on the financial budget approved by management for the year ended December 31, 2019, and management forecasts until 2024. A weighted average cost of capital rate of 8.54% used to discount the future cash flows.

Note 13: Other Non-current Assets

Other non-current assets as of December 31, 2019, 2018, and 2017 and January 1, 2017, consist of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Prepaid expenses(1)	9,321	1,713	—	165
Fuel delivery	—	687	687	687
Deposits in guarantee to free zone	195	—	—	—
Other	875	1,244	82	1,046

Total	10,391	3,644	769	1,898

(1)	Includes $9,307 related to deferred financing cost.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 14: Trade Receivables

Trade receivable consisted of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Receivables from other related parties (Note 21)	694	150	—	—
Receivables from third party customers	32,499	30,579	27,929	34,855

	33,193	30,729	27,929	34,855
Allowance for expected credit losses	(2,490)	(2,857)	(2,781)	(2,212)

Total trade receivables	30,703	27,872	25,148	32,643

A) Trade receivables from contracts with customers

Trade receivables are amounts due from customers for services performed in the ordinary course of business. They are generally due for settlement immediately and therefore are all classified as current. Trade receivables are recognized initially at the amount of consideration that is unconditional unless they contain certain significant financing components, at which point they are recognized at fair value. The Company holds the trade receivables with the objective to collect the contractual cash flows and therefore measures them subsequently at amortized cost using the effective interest rate method.

B) Allowances

Movement in the allowance for expected credit losses of trade receivables:

Amounts
Balance as at January 1, 2017	2,212
Provision for expected credit losses	569

Balance as at December 31, 2017	2,781

Provision for expected credit losses	76

Balance as at December 31, 2018	2,857

Provision for expected credit losses	341
Utilized provision	(708)

Balance as at December 31, 2019	2,490

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 15: Cash And Cash Equivalent

Cash and cash equivalents consisted of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Cash at banks and on hand	45,405	73,972	79,885	65,179
Short-term deposits	200	2,500	3	3

Total	45,605	76,472	79,888	65,182

Short-term deposits are comprised of deposits with banks with original maturities of less than 90 days.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Logistics does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Logistics also seeks to reduce its exposure to credit risk by dealing with a diversified group of major financial institutions.

Note 16: Prepayments And Other Current Assets

Prepayments and other current assets consist of the following:

	Year Ended December 31, 2019	Year Ended December 31, 2018		Year Ended December 31, 2017	Year Ended January 1, 2017
Insurance claims receivable, net	109	11,761	(1)	1,025	1,744
VAT and other credits	1,012	1,421		2,186	2,526
Deferred insurance premiums	2,117	2,604		1,074	2,042
Advances to providers	621	494		192	1,285
Restricted cash	—	—		—	2,900
Other	1,659	1,232		1,706	2,195

Total	5,518	17,512		6,183	12,692

(1)	As of December 31, 2018, includes $11,571 related to insurance claim at the iron ore port terminal in Nueva Palmira, Uruguay.

Note 17: Issued Capital And Reserves

Share Capital

As of December 31, 2019, 2018 and 2017 and January 1, 2017, the Company has issued 20,000 shares of common stock, with a par value of $1.00.

Holders of each share of common stock have one vote for each share held of record on all matters submitted to a vote of shareholders. Dividends on shares of common stock may be declared and paid from funds available to the Company.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Distributions

For the year ended December 31, 2019 and 2018, the management proposed no dividends distribution. Dividends are recorded in the Company’s consolidated financial statements in the period in which they are declared. On November 3, 2017, the Company paid a dividend in the aggregate amount of $70,000.

Note 18: Interest-bearing Loans and Borrowings

Interest-bearing loans and borrowings consist of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Term Loan B Facility	1,000	1,000	1,000	—
Notes Payable	4,841	4,781	4,711	4,532
BBVA loan	6,050	5,025	3,950	1,750
Term Bank loan	1,400	1,400	1,400	—
Credit agreement for a river and estuary tanker	—	3,545	—	—
Loan for Nazira	69	69	69	321

Current portion of interest-bearing loans and borrowings	13,360	15,820	11,130	6,603

Senior Notes	375,000	375,000	375,000	375,000
Term Loan B Facility	97,000	98,000	99,000	—
Notes Payable	17,628	22,094	26,398	29,915
BBVA loan	8,225	14,275	19,300	23,250
Term Bank loan	9,100	10,500	11,900	—
Credit agreement for a river and estuary tanker	—	2,364	—	—
Loan for Nazira	46	115	184	—

Non-current portion of interest-bearing loans and borrowings	506,999	522,348	531,782	428,165

Less: deferred financing costs, net	(5,430)	(7,981)	(10,166)	(6,820)

Total interest-bearing loans and borrowings	514,929	530,187	532,746	427,948

2022 Senior Notes

On April 22, 2014, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (U.S.) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Co-Issuers”) issued $375,000 in aggregate principal amount of Senior Notes due on May 1, 2022 (the “2022 Senior Notes”), at a fixed rate of 7.25%. The 2022 Senior Notes are unregistered and are fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil Navegação Ltda (“Horamar do Brasil”), Naviera Alto Parana S.A. (“Naviera Alto Parana”) and Terra Norte Group S.A. (“Terra Norte”), which are deemed to be immaterial, and Logistics Finance, which is the co-issuer of the 2022 Senior Notes. The subsidiary guarantees are “full and unconditional,” except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as in connection with a sale or other disposition of all or substantially all of the assets of the subsidiary, in connection with the sale of a majority of the capital stock of the subsidiary, if the subsidiary is designated as an “unrestricted subsidiary” in accordance with the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Notes.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The Co-Issuers have the option to redeem the 2022 Senior Notes in whole or in part, at their option, at any time on or after May 1, 2019, at a fixed price of 101.813%, which price declines ratably until it reaches par in May 2020. Upon the occurrence of certain change of control events, the holders of the 2022 Senior Notes will have the right to require the Co-Issuers to repurchase some or all of the 2022 Senior Notes at 101% of their face amount, plus accrued and unpaid interest to the repurchase date.

As of December 31, 2019, 2018 and 2017, deferred financing costs associated with the 2022 Senior Notes amounted to $3,323, $4,576 and $5,740, respectively. Finance expense associated with the senior notes amounted to $27,188, $27,188 and $27,188 for the years ended December 31, 2019, 2018 and 2017, respectively.

The indenture governing the 2022 Senior Notes contains covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into transactions with affiliates, merging or consolidating or selling all or substantially all of Navios Logistics’ properties and assets and creation or designation of restricted subsidiaries.

The indenture governing the 2022 Senior Notes includes customary events of default.

In addition, there are no significant restrictions on (i) the ability of the issuer (or co-issuer) or any guarantor subsidiaries of the 2022 Senior Notes to obtain funds by dividend or loan from any of their subsidiaries or (ii) the ability of any subsidiaries to transfer funds to the issuer (or co-issuer) or any guarantor subsidiaries.

Term Loan B Facility

On November 3, 2017, Navios Logistics and Logistics Finance, as co-borrowers, completed the issuance of a $100,000 Term Loan B Facility (the “Term Loan B Facility”). The Term Loan B Facility bears an interest rate of LIBOR plus 475 basis points and has a four-year term with 1.0% amortization per annum. The Term Loan B Facility is fully and unconditionally guaranteed, jointly and severally, by all of Navios Logistics’ direct and indirect subsidiaries except for Horamar do Brasil, Naviera Alto Parana and Terra Norte, which are deemed to be immaterial, and Logistics Finance, which is the co-borrower of the Term Loan B Facility. The subsidiary guarantees are “full and unconditional,” except that the credit agreement governing the Term Loan B Facility provides for an individual subsidiary’s guarantee to be automatically released in certain circumstances. The Term Loan B Facility is secured by first priority mortgages on four tanker vessels servicing Navios Logistics cabotage business (on August 28, 2019, one tanker vessel was added as collateral in substitution of two tanker vessels), as well as by assignments of the revenues arising from certain time charter contracts, and an iron ore port contract.

The Term Loan B Facility contains restrictive covenants including restrictions on indebtedness, liens, acquisitions and investments, restricted payments and dispositions. The Term Loan B Facility also provides for customary events of default, including change of control.

As of December 31, 2019, a balance of $98,000 was outstanding under the Term Loan B Facility.

As of December 31, 2019, 2018 and 2017, unamortized deferred financing costs associated with the Term Loan B Facility amounted to $2,056, $3,188 and $4,331, respectively. Finance expense associated with the Term Loan B Facility amounted to $7,150, $7,171 and $1,006 for the year ended December 31, 2019, 2018 and 2017, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Notes Payable

In connection with the purchase of mechanical equipment for the expansion of its dry port terminal, the Company entered into an unsecured export financing line of credit for a total amount of $41,964, including all related fixed financing costs of $5,949, available in multiple drawings upon the completion of certain milestones (“Drawdown Events”). The Company incurs the obligation for the respective amount drawn by signing promissory notes (“Notes Payable”). Each drawdown is repayable in 16 consecutive semi-annual installments, starting six months after the completion of each Drawdown Event. Together with each Note Payable, the Company shall pay interest equal to six-month LIBOR. The unsecured export financing line is fully and unconditionally guaranteed by Ponte Rio S.A. As of December 31, 2019, the Company had drawn the total available amount and the outstanding balance of Notes Payable was $22,469.

Finance expense associated with the Notes Payable amounted to $1,591, $1,775 and $1,013 for the year ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively.

Other Indebtedness

On December 15, 2016, the Company entered into a $25,000 facility with Banco Bilbao Vizcaya Argentaria Uruguay S.A. (“BBVA”), for general corporate purposes. The loan bears interest at a rate of LIBOR (180 days) plus 325 basis points. The loan is repayable in twenty quarterly installments, the first payment of which was due on June 19, 2017, and secured by assignments of certain receivables. As of December 31, 2019, the outstanding amount of the loan was $14,275.

On May 18, 2017, the Company entered into a $14,000 term loan facility (the “Term Bank Loan”) in order to finance the acquisition of two product tankers. The Term Bank Loan bears interest at a rate of LIBOR (90 days) plus 315 basis points and is repayable in twenty quarterly installments with a final balloon payment of $7,000 on the last repayment date. As of December 31, 2019, the outstanding amount of the Term Bank Loan was $10,500. As of December 31, 2019, 2018 and 2017, unamortized deferred financing costs associated with the Term Bank Loan amounted to $51, $73 and $95, respectively.

On August 17, 2018, the Company entered into a $6,781 (€6,200) credit agreement in order to finance the 50% of the purchase price of a river and estuary tanker. The credit agreement bears interest at a fixed rate of 675 basis points and is repayable in 24 monthly installments with the final repayment in August 17, 2020. On August 26, 2019, the Company prepaid the total outstanding balance of the credit agreement for a river and estuary tanker, which was $3,472 (€3,100).

In connection with the acquisition of Hidronave S.A. on October 29, 2009, the Company assumed a $817 loan facility that was entered into by Hidronave S.A. in 2001, in order to finance the construction of the pushboat Nazira. As of December 31, 2019, the outstanding loan balance was $115. The loan facility bears interest at a fixed rate of 600 basis points. The loan is repayable in monthly installments of $6 each and the final repayment must occur prior to August 10, 2021.

In connection with the loan and other long term liabilities, the Company is subject to certain covenants, commitments, limitations and restrictions.

The Company was in compliance with all applicable covenants as of December 31, 2019.

The annual weighted average interest rates of the Company’s total interest-bearing loans and borrowings were 7.12%, 7.04% and 6.13% for the year ended December 31, 2019, 2018 and 2017, respectively.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The interest-bearing loans and borrowings arising from financing activities were as follows:

	2019	2018	2017
At January 1,	530,187	532,746	427,948
Proceeds from Term Loan B Facility, net of deferred finance costs and discount	—	—	95,487
Proceeds from notes payable	—	—	709
Proceeds from long term debt, net of deferred finance costs	—	6,919	13,893
Repayment of long-term debt and payment of principal	(13,403)	(7,607)	(2,519)
Repayment of notes payable	(4,304)	(4,240)	(4,040)
Accretion of Notes payable / unwinding of discount	(103)	7	(7)
Amortization of deferred financing cost	2,552	2,362	1,275

At December 31,	514,929	530,187	532,746

The maturity table below reflects future payments of the long-term interest-bearing loans and borrowings and interest outstanding as of December 31, 2019, for the next five years and thereafter.

Year	Amount in thousands of U.S. dollars
2020	$49,382
2021	144,578
2022	403,455
2023	5,315
2024	2,443
2025 and thereafter	82

Total	$605,255

Note 19: Trade & Other Payables

Trade and other payables as of December 31, 2019, 2018 and 2017 and as of January 1, 2017, consist of the following:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Trade payables	12,855	15,470	21,614	28,782
Accrued expenses	12,478	10,888	13,348	11,310
Tax payable	7,887	6,094	5,002	4,591
Other payable	336	183	230	527
Professional fees payable	553	1,431	429	607
Relaties parties	—	—	265	54
Deferred lease revenue	2,253	2,679	3,076	1,535

Total	36,362	36,745	43,964	47,406

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 20: Leases

Company as a lessee

The Company has lease contracts for land and offices used in its operations. Leases of land generally have an average lease term of 49 years with extension option attached, while office lease agreements generally have lease terms between 1.5 and 3.5 years.

The Company also has certain leases of offices with lease terms of 12 months or less and leases of photo copy machines with low value. The Company applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

As of the transition date, the Company had entered into finance leases of vessels, for which during May 2017 proceeded with an early repayment of the future lease payments.

Set out below are the carrying amounts of right-of-use assets recognized and the movements during the period:

	Land	Vessels	Office buildings	Total right of use assets
Balance as at January 1, 2017	7,376	32,296	2,393	42,065
Additions	—	178	87	265
Transfer to vessel due to termination of lease obligation	—	(31,516)	—	(31,516)
Depreciation expense	(149)	(958)	(754)	(1,861)

Balance as at December 31, 2017	7,227	—	1,726	8,953

Additions	—	—	471	471
Depreciation expense	(149)	—	(654)	(803)

Balance as at December 31, 2018	7,078	—	1,543	8,621

Additions	—	—	225	225
Depreciation expense	(149)	—	(643)	(792)

Balance as at December 31, 2019	6,929	—	1,125	8,054

An analysis of the lease liabilities is as follows:

	2019	2018	2017
At January 1,	8,979	9,148	27,386
Additions	224	472	86
Accretion of interest	654	668	716
Lease Termination	—	—	(16,483)
Payments	(1,306)	(1,309)	(2,557)

At December 31,	8,551	8,979	9,148

Current	1,300	1,308	1,309
Non-current	7,251	7,671	7,839

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The maturity table of the undiscounted cash flows of the lease liabilities is presented below:

	Less than 1 year	Between 1 and 5 years	Over 5 years	Total
Lease Liability	1,300	2,761	23,002	27,063

The table below presents the Company’s fixed and variable lease payments for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Fixed lease payments	1,306	1,309	2,557
Variable lease payments	1,207	751	809

Total	2,513	2,060	3,366

The table below presents the components of the Company’s lease expense for the year ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Depreciation expense of right-of-use assets	792	803	1,861
Finance expense on lease liabilities	654	668	716
Expense relating to short-term leases	3,865	114	1,564

	5,311	1,585	4,141

The Company had total cash outflows for leases of $5,171 in 2019, ($1,423 in 2018 and $4,121 in 2017). The Company also had non-cash additions to right-of-use assets and lease liabilities of $225 in 2019 ($471 in 2018 and $87 in 2017).

The Company has certain lease contracts that include extension options. Management exercises judgment in determining whether these extension options are reasonably certain to be exercised, see Note 2(y).

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Company as a lessor

The Company through its subsidiaries entered into time charter agreements with aggregate hire receivables (contracted revenues), comprising lease revenue and service revenue. There are no significant variable lease payments in relation to these agreements. At the end of the reporting period, undiscounted lease receipts and the transaction price allocated to the remaining service performance obligations, from the inception date, over the lease term, were as follows:

Amount
2020	63,842
2021	33,916
2022	18,756
2023	16,195
2024	10,760
2025 and thereafter	10,731

Total	154,200

In February 2017, two self-propelled barges of the Company’s fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option, at no cost, at the end of the lease period.

Future minimum collections of net investment in the lease as of December 31, 2019, are as follows:

Collections Due by Period	December 31, 2019
December 31, 2020	$114
December 31, 2021	203
December 31, 2022	40
December 31, 2023	169

Total future minimum net investment in the lease collections	526
Less: amount representing interest	(55)

Present value of future minimum net investment in the lease collections(1)	$471

(1)	Reflected in the balance sheet as net investment in the lease current and non-current.

Note 21: Related Party Disclosures

At December 31, 2019, 2018 and 2017, the amounts due from/(to) affiliate companies were as follows:

	December 31, 2019	December 31, 2018	December 31, 2017	January 1, 2017
Navios Holdings (Parent)	72,315	150	(265)	(54)
Navios Shipmanagement Inc. (Other related party)	694	—	—	—

Total	73,009	150	(265)	(54)

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Amounts due from affiliate companies do not accrue interest and do not have a specific due date for their settlement apart from the Navios Holdings Loan Agreement.

The Navios Holdings Loan Agreement: On April 25, 2019, Navios Logistics agreed to lend Navios Holdings up to $50,000 on a secured basis (the “Navios Holdings Loan Agreement”) to be used for general corporate purposes, including the repurchase of Navios Holdings’ 7.375% First Priority Ship Mortgage Notes due 2022 (the “Navios Holdings 2022 Notes”). The secured credit facility is secured by (i) Navios Holdings 2022 Notes purchased with secured credit facility funds and (ii) equity interests in five companies that have entered into certain bareboat contracts. The secured credit facility included an arrangement fee of $500 and bears fixed interest of 12.75% for the first year and 14.75% thereafter. The secured credit facility also includes negative covenants substantially similar to the 2022 Notes and customary events of default. On December 2, 2019, Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, if certain conditions are met, (a) the interest rate on the secured credit facility would decrease to 10.0%, and (b) the maturity of the secured credit facility would be extended to December 2024. As of December 31, 2019, $69,295 was drawn under the secured credit facility. The arrangement fee is amortized in income following the interest method over the life of the credit facility, resulting in $329 deferred income at year-end. As of December 31, 2019, an amount of $3,349 was included under “Financial assets at fair value through profit or loss (related party)” in statement of financial position related to accrued interest to be collected from Navios Holdings.

During the first and the second quarters of 2019, Navios Logistics purchased $35,500 face value Navios Holdings 2022 Notes from unaffiliated third parties in open market transactions for a total consideration of $17,642 and subsequently sold these securities to Navios Holdings for $18,726, recognizing a gain of $1,084 which is included under “Other income, net” in the income statement.

General and administrative expenses: On August 29, 2019 Navios Logistics entered into an assignment agreement with Navios Corporation (“NC”) and Navios Shipmanagement Inc. (“NSM”), whereby the administrative services agreement originally entered into between Navios Logistics and Navios Holdings on April 12, 2011, first assigned to NC on May 28, 2014 and subsequently amended on April 6, 2016 (extending the duration of the agreement until December 2021), was assigned from NC to NSM. Thereafter NSM will continue to provide certain administrative management services to Navios Logistics. NSM will be reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Total general and administrative fees charged for the year ended December 31, 2019 amounted to $1,144 ($1,000 in 2018 and $1,000 in 2017).

Lodging and travel services: Navios Logistics obtains lodging and travel services from Empresa Hotelera Argentina S.A./(NH Lancaster) and Pit Jet S.A., both owned by members of the Lopez family, including Claudio Pablo Lopez, Navios Logistics’ Chief Executive Officer and Vice Chairman and Carlos Augusto Lopez, Navios Logistics’ Chief Commercial Officer—Shipping Division, each of whom has no controlling interest in those companies. Total charges were $15 for the year ended December 31, 2019 ($34 in 2018 and $51 in 2017) and amounts payable amounted to $1 as of December 31, 2019 and $4 as of December 31, 2018.

Shareholders’ Agreement

Pursuant to a shareholders’ agreement (the “Shareholders’ Agreement”) entered into in January 2008 in connection with the original combination of the Uruguayan port business and the upriver barge business, Grandall Investments S.A. (“Grandall”) (an entity owned and controlled by Lopez family members, including Claudio Pablo Lopez, our Chief Executive Officer and Vice Chairman) has certain rights as our shareholders, including certain rights of first offer, rights of first refusal, tag along rights, exit options and veto rights. Pursuant to an amendment dated June 17, 2010, when we became

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the shares of our common stock held by Navios Holdings were to convert into shares of Class B Common Stock, with each share of Class B Common Stock entitling its holder to ten votes per share. Navios Holdings has currently waived such conversion provision. If and when the conversion occurs, it will permit Navios Holdings to control our business even if it does not hold a majority economic interest in our company.

Pursuant to an Assignment and Succession agreement dated December 17, 2012, Peers Business Inc., a Panamanian corporation assumed all rights and obligations of Grandall under the Shareholders’ Agreement.

On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers granting certain protections to minority shareholders in certain events

Employment Agreements—Compensation of key management personnel

The Company has executed employment agreements with several of its key management employees who are non-controlling shareholders of the Company. These agreements stipulate, among other things, severance and benefit arrangements in the event of termination. In addition, the agreements include confidentiality provisions and covenants not to compete. The employment agreements initially expired in December 31, 2009, but are being renewed automatically for successive one-year periods until either party gives 90 days written notice of its intention to terminate the agreement. Generally, the agreements call for a base salary ranging from $280 to $340 per year, annual bonuses and other incentives, provided certain performance targets are achieved. Under the agreements, the Company accrued compensation of its key management employees totaling $2,900 for the year ended December 31, 2019 ($900 in 2018; $900 in 2017).

Pursuant to the assignment agreement with NC and NSM, the latter provides certain administrative management services to Navios Logistics including the compensation of its directors and members of our senior management who are not employees of the Company. This compensation is included in the general and administrative fees charged which for the year ended December 31, 2019 amounted to $1,144 ($1,000 in 2018 and $1,000 in 2017).

Note 22: Fair Value Measurement

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Intercompany receivable loan from parent (related party): The carrying amount of the intercompany receivable loan from parent (related party) approximates its fair value, excluding the effect of any deferred interest income.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate their fair value, excluding the effect of any deferred finance costs. The 2022 Senior Notes and the loan for the acquisition of Hidronave S.A. are fixed rate borrowings and their fair value was determined based on quoted market prices.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Net investment in the lease: The carrying amount of the net investment in the lease, approximates its fair value.

Notes Payable: The Notes Payable are floating rate obligations and their carrying amounts approximate their fair value as indicated in the table below.

The estimated fair values of the Company’s financial instruments are as follows:

	31-Dec-19		31-Dec-18
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$45,605	$45,605	$76,472	$76,472
Intercompany receivable loan from parent (related party)	$68,966	$68,966	$—	$—
Net investment in the lease	$471	$471	$602	$602
Senior notes	($371,677)	($368,306)	($370,424)	($343,373)
Term Loan B Facility	($95,944)	($97,510)	($95,812)	($98,505)
Notes payable, including current portion	($22,469)	($22,469)	($26,875)	($26,875)
Long-term debt, including current portion	($24,839)	($24,839)	($37,076)	($37,076)

	December 31, 2017		January 01, 2017
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$79,888	$79,888	$65,182	$65,182
Prepayments and other assets (restricted cash)	$—	$—	$2,900	$2,900
Net investment in the lease	$818	$818	$—	$—
Senior notes	$(369,260)	$(361,549)	$(368,180)	$(355,781)
Term Loan B Facility	$(95,669)	$(101,563)	$—	$—
Notes payable, including current portion	$(31,109)	$(31,109)	$(34,447)	$(34,447)
Capital lease obligations	$—	$—	$(17,617)	$(17,617)
Long-term debt, including current portion	$(36,708)	$(36,708)	$(25,321)	$(25,321)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

	Fair Value Measurements at December 31, 2019
	Total	Level I	Level II	Level III
Cash and cash equivalents	$45,605	$45,605	$—	$—
Intercompany receivable loan from parent (related party)	$68,966	$—	$68,966	$—
Note receivable, including current portion	$471	$471	$—	$—
Senior Notes	$(368,306)	$(368,306)	$—	$—
Term Loan B Facility	$(97,510)	$—	$(97,510)	$—
Notes payable, including current portion(1)	$(22,469)	$—	$(22,469)	$—
Long-term debt(1)	$(24,839)	$—	$(24,839)	$—

	Fair Value Measurements at December 31, 2018
	Total	Level I	Level II	Level III
Cash and cash equivalents	$76,472	$76,472	$—	$—
Note receivable, including current portion	$602	$602	$—	$—
Senior Notes	$(343,373)	$(343,373)	$—	$—
Term Loan B Facility	$(98,505)	$—	$(98,505)	$—
Notes payable, including current portion(1)	$(26,875)	$—	$(26,875)	$—
Long-term debt(1)	$(37,076)	$—	$(37,076)	$—

	Fair Value Measurements at December 31, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$79,888	$79,888	$—	$—
Note receivable, including current portion	$818	$818	$—	$—
Senior Notes	$(361,549)	$(361,549)	$—	$—
Term Loan B Facility	$(101,563)	$—	$(101,563)	$—
Notes payable, including current portion(1)	$(31,109)	$—	$(31,109)	$—
Long-term debt(1)	$(36,708)	$—	$(36,708)	$—

	Fair Value Measurements at January 1, 2017
	Total	Level I	Level II	Level III
Cash and cash equivalents	$65,182	$65,182	$—	$—
Restricted cash	$2,900	$2,900	$—	$—
Senior Notes	$(355,781)	$(355,781)	$—	$—
Notes payable, including current portion(1)	$(34,447)	$—	$(34,447)	$—
Capital lease obligations(1)	$(17,617)	$—	$(17,617)	$—
Long-term debt(1)	$(25,321)	$—	$(25,321)	$—

(1)

The fair value of the Company’s debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities as well as taking into account our creditworthiness.

Fair value of collaterals under intercompany receivable loan from parent (related party):

The fair value of the collaterals under intercompany receivable loan from parent (related party) was determined based on quoted market prices for Navios Holding 2020 notes (Level I under fair value hierarchy) and third parties valuation reports (Level II under fair value hierarchy) resulting in a total amount of $117,990 as of December 31, 2019. No intercompany receivable loan from parent (related party) existed as of December 31, 2018 and 2017.

There were no changes in valuation techniques during the year. For the years ended December 31, 2019, 2018 and 2017 and January 1, 2017, there were no transfers between levels.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Note 23: Provisions

Movement in the provisions is analyzed below:

Amount
Balance as at January 1, 2017	2,714
Arising during the year	97
Utilized	(7)

Balance as at December 31, 2017	2,804

Balance as at January 1, 2018	2,804
Arising during the year	(1,338)
Utilized	(958)

Balance as at December 31, 2018	508

Balance as at January 1, 2019	508
Arising during the year	57
Utilized	(149)

Balance as at December 31, 2019	416

See also Note 2(v).

Provisions included in the Company’s consolidated financial statements for all periods presented, are mainly related to labor claims.

Note 24: Earnings Per Share (EPS)

Basic and diluted net earnings per share are computed using the weighted-average number of common shares outstanding. The computations of basic and diluted earnings per share for each of the years ended December 31, 2019, 2018 and 2017, are as follows:

	Year Ended December 31, 2019	Year Ended December 31, 2018	Year Ended December 31, 2017
Net income attributable to Navios Logistics’ stockholders	30,154	8,410	3,234

Weighted average number of shares, basic and diluted	20,000	20,000	20,000

Net earnings per share from continuing operations: Basic and diluted	1.51	0.42	0.16

At December 31, 2019, 2018 and 2017, the Company had no dilutive or potentially dilutive securities; accordingly there is no difference between basic and diluted net earnings per share.

Note 25: Commitments and Contingencies

Legal

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2021.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

On July 22, 2016, the Company guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by the Company) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

The Company is subject to legal proceedings, claims and contingencies arising in the ordinary course of business. When such amounts can be estimated and the contingency is probable, management accrues the corresponding liability. While the ultimate outcome of lawsuits or other proceedings against the Company cannot be predicted with certainty, management does not believe the costs, individually or in aggregate of such actions will have a material effect on the Company’s consolidated financial position, results of operations or cash flows.

Other contingencies

On August 16, 2018, there was a fire incident at the iron ore port terminal in Nueva Palmira, Uruguay for which the Company maintains property and loss of earnings insurance coverage for such types of events (subject to applicable deductibles and other customary limitations). As of September 12, 2019, the full amount has been collected in relation to this claim.

Note 26: Financial Management

The Company’s activities expose it to a variety of financial risks including fluctuations in future freight rates, time charter hire rates and port terminal rates, and fuel prices, credit and interest rates risk. Risk management is carried out under policies approved by management. Guidelines are established for overall risk management, as well as specific areas of operations.

a. Capital Management

The capital structure of the Company consists of net debt and equity. The Company’s objectives when managing capital are:

•	to safeguard the Company’s ability to continue as a going concern so that it can continue to provide returns to its shareholder and benefits for other stakeholders;

•	to enhance the ability of the Company to invest in future projects by sustaining a strong financial position and high borrowings capacity;

•	to provide an adequate return to its shareholder; and

•	to maintain and improve the Company’s credit rating.

The Company reviews its capital structure and the capital structure of its subsidiaries on a quarterly basis. As part of this review, management makes adjustments to it in the light of changes in economic conditions and the risk characteristics relating to the Company’s activities. In order to maintain or adjust its capital structure, the Company may repay existing secured term loans and revolving credit facilities, sell assets to reduce debt or inject additional capital into its subsidiaries. Management believes that such an approach provides an efficient capital structure and an appropriate level of financial flexibility.

The Company monitors its capital structure on the basis of the net debt ratio.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

The net debt ratio is calculated as net debt divided by net debt plus total equity (“total capital”). The net adjusted debt ratio is calculated as net debt divided by net debt plus total equity as adjusted for the market value of the fleet (“total adjusted capital”). Net debt is calculated as the total of Interest-bearing loans and borrowings (Note 18), Trade and other payables (Note 19) and lease liabilities (Note 20), less cash and cash equivalents (Note 15). Total equity comprises all components of equity.

Certain of the Company’s debt agreements, at the subsidiary level, contain loan-to-value clauses which could require the Company, at its option, to post additional collateral or prepay a portion of the outstanding borrowings should the value of the vessels securing borrowings under each of such agreements decrease below their current valuations. In addition, the financing agreements impose operating restrictions and establish minimum financial covenants, including limitations on the amount of total borrowings and secured debt, and provide for acceleration of payment under certain circumstances, including failure to satisfy certain financial covenants. Failure to comply with any of the covenants in the financing agreements could also result in a default under those agreements and under other agreements containing cross-default provisions.

b. Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk, such as equity price risk and commodity risk. Financial instruments affected by market risk include loans and borrowings, deposits, debt and equity investments. The sensitivity analyses in the following sections relate to the position as at December 31, 2019, December 31, 2018 and December 31, 2017.

The Company is exposed to certain risks related to interest rate, foreign currency, fuel price inflation and time charter hire rate fluctuation. Risk management is carried out under policies approved by executive management.

i. Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company’s long-term debt obligations with floating interest rates.

Debt instruments: As of December 31, 2019, December 31, 2018 and December 31, 2017, the Company had a total of $520,359, $538,168 and $542,912, respectively, in long-term indebtedness. The debt is dollar denominated and bears interest at a fixed rate except for the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan that bear interest at a floating rate.

Interest rates on the loan facility of Hidronave S.A., the credit agreement for a river and estuary tanker and the 2022 Senior Notes are fixed and, therefore, changes in interest rates affect their fair value which as of December 31, 2019 was $115, nil and $368,306, respectively, $184, $5,909 and $343,373, respectively as of December 31, 2018 and $253, nil and $361,549 as of December 31, 2017, but do not affect the related finance cost.

The interest on the Term Loan B Facility, the Notes Payable, the BBVA loan and the Term Bank loan is at a floating rate and, therefore, changes in interest rates would affect their interest rate and related finance cost.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Sensitivity analysis—exposure to interest rates

For the purposes of market risk analysis, the Company uses scenarios to assess the sensitivity that variations in operations impacted by the LIBOR rates may generate in their results. The probable scenario represents the amounts of debt recognized at floating rate.

The other scenarios were constructed considering an appreciation of 25% and 50% on market interest rates.

The following are the possible impacts on the results in the event of these scenarios occurring:

	December 31, 2019 Effect on Income and Equity
	Carrying amount	Possible increase through maturity (Δ 25%)	Remote increase through maturity (Δ 50%)
LIBOR
Interest-bearing loans and borrowings	(145,244)	(1,648)	(3,295)

ii. Foreign currency risk

The Company’s operating results, which are reported in U.S. dollars, may be affected by fluctuations in the exchange rate between the U.S. dollar and other currencies. For accounting purposes, U.S. dollar is the functional and reporting currency. Therefore, revenue and expense accounts are translated into U.S. dollars at the exchange rate in effect at the date of each transaction.

The Company’s subsidiaries in Uruguay, Argentina, Brazil and Paraguay transact part of their operations in Uruguayan pesos, Argentinian pesos, Brazilian reais and Paraguayan guaranies; however, all of the subsidiaries’ primary cash flows are U.S. dollar denominated.

For the year ended December 31, 2019, December 31, 2018 and for the year ended December 31, 2017, approximately 53.4%, 48.6%, and 60.3% respectively, of Company’s expenses were incurred in currencies other than U.S. dollars. Transactions in currencies other than the functional currency are translated at the exchange rate in effect at the date of each transaction.

Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated are recognized in the statement of financial position. A change in exchange rates between the U.S. dollar and each of the foreign currencies listed above by 1.00% would change the Company’s net income for the year ended December 31, 2019 by $631, the Company’s net income for the year ended December 31, 2018 by $619 and Company’s net income for the year ended December 31, 2017 by $865.

iii. Inflation and Fuel Price Increases:

The impact of inflation and the resulting pressure on prices in the South American countries in which the Company operates may not be fully neutralized by equivalent adjustments in the rate of exchange between the local currencies and the U.S. dollar. Specifically, for Company’s vessels, barges and pushboats business, the Company has negotiated, and will continue to negotiate, fuel price adjustment clauses; however, in some cases, prices paid for fuel are temporarily not aligned with the adjustments that are obtained under Company’s freight contracts.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

c. Credit Risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss.

Concentration of Credit Risk

Accounts Receivable & Contract Assets

Concentrations of credit risk with respect to accounts receivables are limited due to our large number of customers, who are established international operators and have an appropriate credit history. Due to these factors, management believes that no additional credit risk, beyond amounts provided for collection losses, is inherent in our trade receivables.

In each of our businesses, we derive a significant part of our revenues from a small number of customers. We expect that a small number of customers will continue to generate a substantial portion of our revenues for the foreseeable future. For the year ended December 31, 2019, our largest customer, Vale International S.A. (“Vale”), accounted for 36.4% of our revenues, respectively, and our five largest customers accounted for approximately 64.0% of our revenues. For the year ended December 31, 2018, our three largest customers, Vale, Cammesa S.A. (“Cammesa”) and Axion Energy Paraguay S.A. (“Axion Energy”), accounted for 32.2%, 10.6% and 10.3% of our revenues, respectively, and our five largest customers accounted for approximately 65.3% of our revenues. For the year ended December 31, 2017, our three largest customers, Vale, YPF S.A. (“YPF”) and Axion Energy, accounted for 20.6%, 13.5% and 12.9% of our revenues, respectively, and our five largest customers accounted for approximately 61.8% of our revenues. In addition, some of our customers, including many of our most significant customers, operate their own vessels and/or barges as well as port terminals. These customers may decide to cease or reduce the use of our services for various reasons, including employment of their own vessels or port terminals as applicable. The loss of any of our significant customers, including our large take-or-pay customers or the change of the contractual terms of any one of our most significant take-or-pay contracts or any significant dispute with one of these customers could materially adversely affect our financial condition and our results of operations.

Cash Deposits with Financial Institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Although Company maintains cash deposits in excess of government-provided insurance limits, the Company minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Management is of the opinion that the credit risk on liquid funds is limited as counterparties are institutions with high credit-ratings assigned by credit rating agencies. Management continuously monitors the credit-rating of each of the counterparties and maintains the majority of its liquid funds with the Company’s lenders which are investment grade financial institutions.

The Company did not recognize any expected credit loss on the above as the amount of credit loss is insignificant.

Effects of Inflation:

The economic environment and factors in Argentina were determined to be highly inflationary as of December 31, 2019. Nevertheless, the Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar. In addition, the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

d. Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset and arises because of the possibility that the Company could be required to pay its liabilities earlier than expected.

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the logistics industry, the Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve revolving credit facilities by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

The table below summarizes the maturity profile of the Company’s financial liabilities based on contractual undiscounted payments:

	Less than a year	1-2 years	2-3 years	3-4 years	More than 5 years	Total
Interest-bearing loans and borrowings (excluding items below, note 18)	49,382	144,578	403,455	5,315	2,525	605,255
Lease liabilities (note 20)	1,300	911	657	637	23,558	27,063
Acquisition of six liquid barges	774	3,095	3,095	3,095	5,416	15,475
Trade and other payables (note 19)	36,362	—	—	—	—	36,362

Total	87,818	148,584	407,207	9,047	31,499	684,155

e. The recent global outbreak of novel coronavirus disease (COVID-19)

At the beginning of 2020, the rapid spread of COVID-19 has had negative economic consequences all over the world including the countries where the Company operates. The event is considered to be a non adjusting event and therefore not reflected in the recognition and measurement of assets and liabilities in the financial statements for the year ended December 31, 2019.

Our business could be materially and adversely affected by the outbreak of COVID-19. The coronavirus or other epidemics or pandemics could potentially result in delayed deliveries of our vessels recently purchased, vessels under construction, disrupt our operations and significantly affect global markets, affecting the demand for our services, the operation of our port terminal facilities, global demand for commodities, as well as the price of regional freights and hires, our port tariffs, and otherwise disrupt the operations of our customers and suppliers.

If the effect of the coronavirus is ongoing, the Company may be unable to charter its vessels at the rates or for the length of time currently expected, commence or complete the construction of planned port terminal facilities in Port Murtinho, Brazil and in Nueva Palmira, Uruguay. The effects of the coronavirus remain uncertain, and, should customers be under financial pressure, the Company’s charterers’ and clients’ willingness to perform their obligations to the Company could be adversely affected. The loss or termination of any of the contracts, or a decline in payments thereunder, could have a material and adverse effect on Company’s business, results of operations and financial condition.

NAVIOS SOUTH AMERICAN LOGISTICS INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars—except share data)

Any prolonged restrictive measures taken in response to the COVID-19 outbreak may affect the normal operations and those of the Company’s Manager. All these measures have further affected the process of construction and repair of vessels, as well as the presence of workers in shipyards, of administrative personnel in their offices, and of seafarers. Any prolonged restrictive measures in order to control the novel coronavirus or other adverse global public health developments may have a material and adverse effect on the Company’s business operations and demand for services generally.

Note 27: Events After the Reporting Period

The global pandemic outbreak of COVID-19 at the beginning of 2020 may have an impact on the Company’s future business operations. As disclosed in Note 26, this non-adjusting subsequent event was not reflected in the significant estimates and assumptions as of December 31, 2019 and might result in significant changes in these estimates in the Company’s next upcoming financial statements. However, it has not yet been possible to assess the outbreak’s possible effects due to the uncertainty of the situation at the date of issue of these financial statements.

The Company’s board of directors declared a $6,381 dividend, which was paid on July 10, 2020.

On June 23, 2020, Navios Logistics and its wholly-owned subsidiary Logistics Finance (together with the Company, the “Co-Issuers”) priced $500.000 of 10.750% Senior Secured Notes (the “Notes”) due on July 1, 2025. The net proceeds from the offering of the Notes will be used to satisfy and discharge the indenture governing the Co-Issuers’ outstanding 7.25% Senior Notes due 2022, to repay all amounts outstanding under the Co-Issuers’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance, if any, to be used for general corporate purposes. The sale of the Notes was completed on July 8, 2020.

In May 2020, Navios Logistics signed an agreement with Vetorial Mineracao S.A. (“Vetorial”) for the transshipment of iron ore through the iron ore terminal in Nueva Palmira, Uruguay with an undertaking from Cargill International Trading Pte Ltd (“Cargill”) to pay to Navios Logistics directly the transshipment fees under this contract. This agreement reflects a number of trial transshipments of cargo originating from mines of Vetorial in the area of Corumbá, Brazil to be completed by the end of the third quarter of 2020. In exchange for these trial operations, Navios Logistics expects to receive approximately $900. Navios Logistics intends to enter into a long-term agreement with Cargill for the transshipment of iron ore. However, no assurance can be provided that a definitive agreement will be executed or that the transaction will be consummated in whole or in part.

The Company’s board of directors declared a $27,500 dividend, which was paid on February 21, 2020.

On February 14, 2020, the Company agreed to a $25,000 loan facility (the “New BBVA Facility”) with BBVA, which drawn on July 8, 2020. The new BBVA Facility used to repay the existing loan facility with BBVA, which as of December 31, 2019 had an outstanding amount of $14,275, and for general corporate purposes. The new loan bear interest at a rate of LIBOR (180 days) plus 325 basis points, is repayable in equal quarterly installments with final maturity in March 31, 2022 and is secured by assignments of certain receivables.